Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ASAHI KASEI CORPORATION,

ESM HOLDINGS CORPORATION

AND

POLYPORE INTERNATIONAL, INC.

DATED AS OF FEBRUARY 23, 2015

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

INDEX OF DEFINED TERMS

2006 Stock Option Plan	Section 9.10(a)
2006 Stock Incentive Plan	Section 9.10(b)
Affiliate	Section 9.10(c)
Agreement	Preamble
Anti-Corruption Laws	Section 3.19(a)
Antitrust Laws	Section 3.05
APA	Recitals
APA Closing	Section 9.10(d)
APA Employees	Section 2.04(a)
APA Options	Section 2.04(a)
APA Restricted Shares	Section 2.04(a)
APA Sellers	Section 9.10(e)
Assumed Liabilities	Section 9.10(f)
Board Recommendation	Section 3.04(c)
Book-Entry Share	Section 2.01(b)
Bonus Amounts	Section 6.09(d)
business day	Section 9.10(g)
Carve-Out Business	Section 9.10(h)
Carve-Out Buyer	Recitals
Carve-Out Consideration	Section 9.10(i)
Carve-Out Transaction	Recitals
Certificate	Section 2.01(b)
Certificate of Merger	Section 1.02(b)
Change of Recommendation	Section 5.03(d)
Closing	Section 1.02(a)
Closing Date	Section 1.02(a)
Closing Notice Deadline	Section 8.03
Code	Section 3.09(b)
Company	Preamble
Company Benefit Plan	Section 9.10(j)
Company Board	Recitals
Company Bylaws	Section 3.01
Company Certificate	Section 3.01
Company Common Stock	Section 2.01(a)(i)
Company Covered Employee	Section 9.10(k)
Company Credit Agreement	Section 9.10(l)
Company Disclosure Schedule	Article III
Company Incentive Awards	Section 9.10(m)
Company Options	Section 2.04(a)
Company Preferred Stock	Section 3.02(a)

v

Company Restricted Shares	Section 2.04(a)
Company SEC Reports	Section 3.06(a)
Competing Proposal	Section 5.03(i)
Confidentiality Agreement	Section 6.02
Contract	Section 9.10(m)
control	Section 9.10(c)
D&O Insurance	Section 6.04(c)
Debt Commitment Letter	Section 4.07
DGCL	Section 1.01
Dissenting Shares	Section 2.03
Dissenting Stockholder	Section 2.03
Effective Time	Section 1.02(b)
Encumbrances	Section 3.03(b)
Energy Storage Business	Section 9.10(o)
Environmental Laws	Section 3.16(c)(i)
ERISA	Section 3.10(a)
Exchange Act	Section 3.05
Exclusively Licensed Intellectual Property	Section 3.15(a)
Financing Purposes	Section 4.07
Financing Source	Section 4.07
GAAP	Section 3.06(b)
Governmental Authority	Section 3.05
Government Official	Section 3.19(f)
Hazardous Substances	Section 3.16(c)(ii)
HSR Act	Section 3.05
HSR Approval	Section 9.10(p)
Indebtedness	Section 9.10(q)
Indemnified Parties	Section 6.04(a)
Indemnity Agreement	Section 6.04(a)
Insurance Contracts	Section 3.17
Intellectual Property	Section 3.15(j)
intentional and material breach	Section 8.03
Intervening Event	Section 5.03(e)
Knowledge	Section 9.10(r)
Law	Section 3.12(a)
Lease	Section 9.10(s)
Leased Real Property	Section 3.14(a)
made available	Section 9.10(s)
Material Adverse Effect	Section 9.10(u)
Material Contract	Section 3.13(b)
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Merger Sub	Preamble

vi

Notice of Superior Proposal	Section 5.03(f)
Notice Period	Section 5.03(f)
Option Payments	Section 2.04(a)
Owned Intellectual Property	Section 3.15(a)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Financing	Section 4.07
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Permits	Section 3.04(b)
Permitted Encumbrances	Section 9.10(v)
person	Section 9.10(w)
Proxy Statement	Section 3.22
Real Property	Section 3.14(a)
Release	Section 3.16(c)(iii)
Relevant Persons	Section 3.19(a)
Remedial Measures	Section 3.16(c)(iv)
Representatives	Section 5.03(a)
Restraints	Section 7.01(d)
Restricted Share Payments	Section 2.04(a)
Sarbanes-Oxley Act	Section 3.06(a)
SEC	Section 3.06(a)
Securities Act	Section 3.06(a)
Stockholder Approval	Section 3.04(a)
Stockholders Meeting	Section 6.01(c)
Subsidiary	Section 9.10(x)
Superior Proposal	Section 5.03(i)(ii)
Surviving Corporation	Section 1.01
Tax Return	Section 3.09(o)(ii)
Taxes	Section 3.09(o)(i)
Termination Date	Section 8.01(b)(i)
Termination Fee	Section 8.02(a)
Trade Secrets	Section 3.15(j)(iv)
Transferred Assets	Section 9.10(y)

Exhibit A – Certificate of Incorporation of the Surviving Corporation

vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 23, 2015, is by and among Asahi Kasei Corporation, a Japanese corporation (“Parent”), ESM Holdings Corporation, a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”) and Polypore International, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger as an indirect wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders to consummate the Merger and the Carve-Out Transaction, (ii) adopted resolutions approving and declaring advisable this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, and the APA and the Carve-Out Transaction, upon the terms and subject to the conditions set forth in the APA and (iii) adopted resolutions recommending the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has unanimously (i) determined that it is in the best interests of Parent and Merger Sub, respectively, and their respective stockholders to consummate the Merger and (ii) adopted resolutions approving and declaring advisable this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent has caused the sole stockholder of Merger Sub to approve the Merger and to adopt this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent to enter into this Agreement, the Company and 3M Company, a Delaware corporation (the “Carve-Out Buyer”), are executing and delivering an asset purchase agreement (as it may be amended from time to time in accordance with its terms, the “APA”), pursuant to the terms and subject to the conditions of which, immediately prior to the Effective Time, (i) the Company (or one or more Affiliates of the Company) will sell, convey, assign, transfer and deliver to the Carve-Out Buyer (or one or more Affiliates of the Carve-Out Buyer), and the Carve-Out Buyer (or such Affiliates of the Carve-Out Buyer) will purchase, acquire and accept from such persons all of such persons’ right, title and interest in, to and under the Transferred Assets, and (b) the Carve-Out Buyer (or one or more Affiliates of the Carve-Out Buyer) will assume and thereafter pay, discharge, satisfy and perform when due in accordance with their terms, the Assumed Liabilities (clauses (i) and (ii), collectively, the “Carve-Out Transaction”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and become an indirect wholly owned Subsidiary of Parent. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.02. Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) will take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006 at 10:00 a.m., New York time, on the fifth business day following the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof), but subject to the continued satisfaction or waiver at the Closing, of the conditions set forth in Article VII (other than (i) the condition set forth in Section 7.01(e) and (ii) those conditions that by their nature are to be satisfied at the Closing, but, in the case of each of clauses (i) and (ii), subject to the satisfaction (or, in the case of clause (ii), to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of such conditions at the Closing), or on such other date and at such other time and place as the parties may mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”. In no event will the consummation of the Merger occur unless the Carve-Out Transaction has been consummated, and in no event will the consummation of the Carve-Out Transaction occur unless the Merger is consummated immediately thereafter.

(b) Upon the terms and subject to the conditions set forth herein, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the applicable provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger. The time the Merger becomes effective is referred to herein as the “Effective Time.”

Section 1.03. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation, all as provided for herein and in the applicable provisions of the DGCL.

Section 1.04. Certificate of Incorporation and Bylaws.

(a) Subject to Section 6.04, at the Effective Time and by virtue of the Merger, the Company Certificate shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(b) Subject to Section 6.04, at the Effective Time, the Company Bylaws shall be amended and restated to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

Section 1.05. Directors and Officers. Except as otherwise determined by Parent prior to the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall from and after the Effective Time be the directors and officers, respectively, of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01. Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any of the following securities:

(i) each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) that immediately prior to the Effective Time is issued and outstanding (other than Dissenting Shares and shares to be canceled in accordance with Section 2.01(a)(ii)) shall be converted into the right to receive $60.50 in cash without interest (the “Merger Consideration”);

(ii) each share of Company Common Stock that immediately prior to the Effective Time is owned by Parent, Merger Sub, the Company (as treasury stock or otherwise) or any of their respective Subsidiaries shall be canceled without any consideration being exchanged therefor; and

(iii) each share of common stock, par value $0.01 per share, of Merger Sub that immediately prior to the Effective Time is issued and outstanding shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding, and shall automatically be canceled and shall cease to exist, as of the Effective Time, and each certificate (each, a “Certificate”) or book-entry share (each, a “Book-Entry Share”) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Section 2.01, without interest.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, subdivision, combination, exchange, readjustment or other similar change in capitalization, the Merger Consideration shall be appropriately and proportionately adjusted, without duplication, to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, subdivision, combination, exchange, readjustment or other similar change in capitalization; provided that such adjustments will have no net economic impact on the aggregate Merger Consideration; provided, further, that nothing in this Section 2.01(c) shall be construed as permitting the Company to take any action otherwise prohibited by this Agreement.

Section 2.02. Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) and shall enter into an agreement relating to the Paying Agent’s responsibilities under this Agreement. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Company Common Stock for exchange in accordance with this Article II through the Paying Agent, immediately available funds sufficient to pay the aggregate Merger Consideration (such aggregate Merger Consideration, being hereinafter referred to as the “Payment Fund”).

(b) Exchange Procedures. As promptly as reasonably practicable after the Effective Time, and in any event within five business days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(i): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and which shall have such other provisions as Parent and the Company may agree) and (ii) instructions for use in surrendering the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for cash. Upon surrender of a Book-Entry Share or a Certificate for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Book-Entry Share or Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration that such holder is entitled to receive pursuant to the provisions of this Article II with respect to the shares of Company Common Stock previously represented by such Book-Entry Share or Certificate, and the Book-Entry Share or Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer. In such case, the amount of any stock transfer or other similar Taxes (whether imposed on the registered holder(s), or such other person, or otherwise) payable on account of such issuance or transfer to such other person shall be deducted from the amount otherwise payable pursuant to the immediately preceding sentence, unless evidence satisfactory to the Paying Agent of the payment of such Taxes, or exemption therefrom, is submitted. Until surrendered as contemplated by this Section 2.02(b), each Book-Entry Share and Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender. No interest will be paid or will accrue for the benefit of holders of shares of Company Common Stock on the Merger Consideration payable to holders of Company Common Stock pursuant to this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of Book-Entry Shares or Certificates in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Book-Entry Shares or Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.02(d), if, at any time after the Effective Time, Book-Entry Shares or Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(d) Termination of Payment Fund. Any portion of the Payment Fund (including any interest and other amounts received with respect thereto) that remains undistributed to the holders of Company Common Stock on the date that is twelve months after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holders of Book-Entry Shares or Certificates who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation (subject to applicable abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of its claim for Merger Consideration, without interest. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding anything to the contrary in this Agreement, any portion of the cash to be paid in accordance with this Article II remaining undistributed to holders, as of immediately prior to the Effective Time, of shares of Company Common Stock five years after the Effective Time (or, if earlier, immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of any claim or interest of any person previously entitled thereto.

(e) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund, as directed by Parent, on a daily basis; provided that (i) any investment of such cash will be limited to (A) direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America, (B) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or (C) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with assets exceeding $100 billion (based on the most recent financial statements of such bank that are then publicly available), (ii) no such investment, gains or losses thereon shall affect the amounts payable to the holders of shares of Company Common Stock pursuant to this Agreement and (iii) following any losses in the Payment Fund, Parent shall promptly provide or cause to be provided additional funds to the Paying Agent to the extent such losses result in the amount of cash in the Payment Fund being less than the amounts that remain payable to the holders of shares of Company Common Stock under this Article II. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form and substance reasonably satisfactory to Parent, by the person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such person of a bond in such reasonable amount as Parent may request as indemnity against any claim that may be made against it, the Surviving Corporation or the Paying Agent with respect to such Certificate, Parent shall cause the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

(g) Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation, without duplication, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Incentive Awards such amounts as it may be required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Law relating to Taxes. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of shares of the Company Common Stock or Company Incentive Awards in respect of which such deduction and withholding was made.

Section 2.03. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and that are held by a stockholder who has not voted in favor of, or consented to, the adoption of this Agreement and has properly exercised such stockholder’s appraisal rights in respect of such shares (any such shares being referred to herein as “Dissenting Shares” and the holder thereof a “Dissenting Stockholder”) under Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01 and instead shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the procedures set forth in, and subject to the requirements of, Section 262 of the DGCL. If any Dissenting Stockholder withdraws its demand for appraisal or fails to timely perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(i). The Company shall (a) give Parent prompt notice of any demand for appraisal or payment for shares of Company Common Stock received by the Company, any withdrawal of any such demand received by the Company and any other instruments served pursuant to Section 262 of the DGCL and (b) give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

Section 2.04. Stock Options and Other Stock-Based Awards.

(a) The APA Closing and the transfer to the Carve-Out Buyer of the employment of employees of the Company or any of its Subsidiaries as contemplated by the APA shall not, in and of themselves, affect options to purchase shares of Company Common Stock granted under any Company Benefit Plan to any such employees whose employment with the Company or any of its Subsidiaries is transferred to the Carve-Out Buyer as contemplated by the APA (collectively, the “APA Options” and the “APA Employees,” respectively). As of the Effective Time, each option to purchase shares of Company Common Stock granted to employees or directors of the Company or any of its Subsidiaries under any Company Benefit Plan, including the APA Options (collectively, the “Company Options”), that is outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, immediately accelerate and vest and be canceled and converted into the right to receive from the Surviving Corporation, in consideration of the cancelation of such Company Option and in settlement therefore, a payment in cash of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such canceled Company Option and (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such canceled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided that (x) any such Company Option with respect to which the exercise price per share subject thereto is equal to or greater than the Merger Consideration shall be canceled in exchange for no consideration and (y) the Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.02(g). From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall only entitle the holder thereof to the payment provided for in this Section 2.04(a).

(b) The APA Closing and the transfer to the Carve-Out Buyer of the employment of APA Employees shall not, in and of themselves, affect restricted shares of Company Common Stock granted under any Company Benefit Plan to any APA Employees (collectively, the “APA Restricted Shares”). As of the Effective Time, each restricted share of Company Common Stock granted to any employee or director of the Company or any of its Subsidiaries under a Company Benefit Plan, including the APA Restricted Shares (collectively, the “Company Restricted Shares), that is outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, immediately accelerate and vest and be canceled and converted into the right to receive, in consideration for the cancelation of such Company

Restricted Share, a payment in cash of an amount equal to the Merger Consideration, without interest, treating such Company Restricted Share in the same manner as all other shares of Company Common Stock are treated pursuant to Section 2.01 for such purposes (such amounts payable hereunder, the “Restricted Share Payments”); provided that the Restricted Share Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.02(g).

Section 2.05. Further Assurances. Subject to Section 5.03, if at any time before or after the Effective Time, Parent, the Company or the Surviving Corporation reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or the Carve-Out Transaction or to carry out the purposes and intent of this Agreement or the APA at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and the transactions contemplated by the APA and to carry out the purposes and intent of this Agreement and the APA.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) other than with respect to Section 3.01, Section 3.02 and Section 3.04, as disclosed in any Company SEC Report and any forms reports or documents furnished to the SEC since December 29, 2012, in each case that is publicly available prior to the date of this Agreement (excluding any disclosures therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature), to the extent that it is reasonably apparent on the face of such disclosure that the disclosure is relevant to a representation or warranty in this Article III or (ii) as disclosed in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (it being understood that disclosure in any section of the Company Disclosure Schedule shall apply only to the representations and warranties in the corresponding Section of this Article III and, to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another representation or warranty in this Article III, to such other representation or warranty), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01. Corporate Organization. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Laws of its jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is a duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of the business now conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of (a) the amended and restated certificate of incorporation of the Company (the “Company Certificate”) and the second amended and restated bylaws of the Company (the “Company Bylaws”) and (b) the certificate of incorporation and bylaws or comparable organizational documents of each of the non-wholly owned Subsidiaries of the Company, in each case as currently in effect. The Company is not in violation of any of the provisions of the Company Certificate or the Company Bylaws and no Subsidiary of the Company is in violation of any of the provisions of its comparable organizational documents.

Section 3.02. Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 15,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on February 19, 2015, (i) 44,859,492 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) options to purchase 3,253,430 shares of Company Common Stock were outstanding under the Company Benefit Plans and (iv) 156,106 Company Restricted Shares were granted under the Company Benefit Plans. As of the close of business on February 19, 2015, no shares of Company Common Stock were reserved for issuance except for 1,826,654 shares of Company Common Stock reserved for issuance under the 2006 Stock Option Plan and the 2007 Stock Incentive Plan (including in respect of outstanding stock options). All of the issued and outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued prior to the Effective Time when issued will be, duly authorized and validly issued and are fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Certificate or the Company Bylaws, or any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or otherwise bound.

(b) Section 3.02(b) of the Company Disclosure Schedule sets forth a correct and complete list, as of February 16, 2015, of all of the outstanding Company Options and Company Restricted Shares and, where applicable, with respect to each such Company Option and Company Restricted Share, the holders and exercise prices thereof.

(c) Except as set forth in Section 3.02(a), none of the Company and its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, exercisable, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, undertakings or agreements of any character (i) calling for the purchase, transfer, exchange, sale or issuance of, or the payment of any amount based on, any shares of Company Common Stock or capital stock of any of the Company’s Subsidiaries, voting securities of or any other equity interests in the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, voting securities of or other equity interests in the Company or its Subsidiaries, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such subscription, option, warrant, call, right, exercisable, convertible or exchangeable security, “phantom” stock right, stock appreciation right, stock-based performance unit, commitment, undertaking or agreement, or (iii) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

(d) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote in respect of the Company or any of its Subsidiaries are issued or outstanding. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party relating to the voting or registration of any Company Common Stock, or any capital stock, voting securities of or any equity interests in the Company or any of its Subsidiaries.

(e) There are no contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of the Company’s Subsidiaries, voting securities of, or any other equity interests in the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, or any capital stock, voting securities of, or any other equity interests in the Company or any of its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of Company Common Stock or other securities under the Securities Act.

Section 3.03. Company Subsidiaries.

(a) Section 3.03(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company and its jurisdiction of organization.

(b) All of the issued and outstanding shares of capital stock, voting securities of or other equity interests in each of the Company’s Subsidiaries are owned by the Company, directly or indirectly, free and clear of any lien (statutory or other), mortgage, deed of trust, pledge, security interest, charge, option, right of first offer, right of refusal, restriction on transfer of title, title defect, adverse claim, title retention agreement, conditional sale agreement or other encumbrance of any kind (“Encumbrances”), except for (i) Encumbrances arising pursuant to applicable securities Laws, (ii) Encumbrances arising pursuant to the organizational documents of the Subsidiaries of the Company that are not wholly owned, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and (iii) Permitted Encumbrances.

(c) No Subsidiary of the Company owns any shares of capital stock or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) the Company. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other person. Neither the Company nor any of its Subsidiaries is subject to any obligation to provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any non-wholly owned Subsidiary of the Company.

Section 3.04. Authority; No Violation.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and the APA and to consummate the transactions contemplated hereby (including the Merger) and the transactions contemplated thereby, subject solely in the case of the obligation to consummate the Merger to the requirement that this Agreement be adopted by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Stockholder Approval”). The Stockholder Approval is the only vote of the holders of any class or series of Company capital stock necessary to approve the transactions contemplated by this Agreement and the transactions contemplated by the APA. The execution and delivery of this Agreement and the APA and the consummation of the transactions contemplated hereby and the transactions contemplated thereby have been duly and validly approved by the Company Board. No corporate proceedings on the part of the Company, other than the required receipt of the Stockholder Approval, are necessary to approve this Agreement or the APA or to consummate the transactions contemplated hereby or thereby. This Agreement and the APA have been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by Parent and Merger Sub, in the case of this Agreement, and the Carve-Out Buyer, in the case of the APA) constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement and the APA by the Company nor the consummation by the Company of the transactions contemplated hereby and the transactions contemplated thereby will: (i) violate any provision of the Company Certificate, the Company Bylaws or the certificate of incorporation or bylaws or comparable organizational documents of any Subsidiary of the Company or (ii) assuming that the consents, approvals and filings referred to in Section 3.05 are duly obtained and/or made: (A) violate any Law applicable to the Company, its Subsidiaries or any of their respective properties or assets, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, require any consent or approval of any person under, result in any payment under, result in or permit the termination of or a right of termination or cancelation under, the granting of a license to another person, the acceleration of the performance required by, or other adverse change of any right or obligation under any provision of any agreement or instrument binding upon the Company or any of its Subsidiaries or any certificate, license, franchise, permit, approval, concession, qualification, registration, certification or similar authorization (“Permits”) affecting, or relating in any way to, the assets of the Company and its Subsidiaries or the Energy Storage Business or (C) result in the creation or imposition of any Encumbrance, other than Permitted Encumbrances, on any asset of the Company or any of its Subsidiaries, except, in the case of the foregoing clause (ii) only, as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated hereby.

(c) The Company Board, at a meeting duly called and held, duly adopted resolutions: (i) declaring that this Agreement, the APA, the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the APA are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving this Agreement, the APA, the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the APA, (iii) directing that the adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommending that the stockholders of the Company adopt this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Board Recommendation”).

Section 3.05. Consents and Approvals. No consent, approval, order, notification or authorization of, action, nonaction by or in respect of, waiver, clearance, registration, declaration or filing with any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, securities exchange, commission or authority (each, a “Governmental Authority”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the APA by the Company, or the consummation by the Company of the Merger or the Carve-Out Transaction, the other transactions contemplated by this Agreement or the transactions contemplated by the APA, except for those required under or in relation to: (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the applicable requirements of any foreign competition, antitrust or merger control Laws (such Laws and the HSR Act, the “Antitrust Laws”), (c) the filings pursuant to the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), in connection with the Stockholder Approval (including the proxy requirements) or as may be required in connection with this Agreement and the transactions contemplated by this Agreement and the APA, (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (e) those which if not obtained or made would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated hereby.

Section 3.06. Company SEC Reports; Financial Statements; No Undisclosed Liabilities; Internal Controls.

(a) Since December 29, 2012, the Company has timely filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished, as applicable, by it with the Securities and Exchange Commission (the “SEC”), all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”). None of the forms, reports or documents filed by the Company with the SEC since such date (the “Company SEC Reports”), including any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of a registration statement or proxy statement, as of its effective date or the date of the relevant meeting, respectively) or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since December 29, 2012 has been, required to file any forms, reports or other documents with the SEC. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Reports and (ii) none of the Company SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review. The Company has heretofore furnished or made available to Parent true, complete and correct copies of all comment letters from the SEC since December 28, 2013 with respect to any of the Company SEC Reports, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available prior to the date of this Agreement on EDGAR.

(b) The financial statements of the Company included or incorporated by reference in the Company SEC Reports (including the related notes and schedules) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited financial statements, to normal year-end audit adjustments), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The consolidated books and records of the Company and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP.

(c) None of the Company or any of its Subsidiaries has any debt, liability or obligation of any nature whatsoever (whether fixed, contingent or absolute, accrued or not accrued, matured or unmatured, known or unknown, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise and whether due or to become due), except for those debts, liabilities and obligations (i) reflected or reserved against in the Company’s consolidated balance sheet dated as of September 27, 2014 included in the Company SEC Reports publicly available as of the date hereof, (ii) arising out of this Agreement or the APA, (iii) under Contracts existing as of the date hereof that are not required under GAAP to be reflected or reserved against in such balance sheet, except to the extent that such debts, liabilities or obligations arose or resulted from a breach of or a default under such Contract, (iv) incurred in the ordinary course of business consistent with past practice since September 27, 2014, or (v) which have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

(e) The Company maintains controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent): (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud. As of the date hereof, to the Knowledge of the Company, there is no reason that the Company’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when required.

(f) Each of the principal executive officer and the principal financial officer of the Company (or persons performing similar functions) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.06(f), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has any outstanding “extensions of credit” or has arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

Section 3.07. Absence of Certain Changes or Events.

(a) Since September 27, 2014, no change, effect, event, circumstance, occurrence, state of facts or development (or with respect to any change, effect, event, circumstance, occurrence, state of facts or development existing prior to September 27, 2014, any worsening thereof) has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b) Since September 27, 2014, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement and the APA.

(c) Since September 27, 2014, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s prior written consent, would constitute a breach of Section 5.01(a), (b), (d), (e), (g), (i), (k), (l), (m), (p), (r) or, with respect to any of the foregoing, (t).

Section 3.08. Legal Proceedings. There is no suit, action, claim, proceeding (including any cancelation, opposition, inter-partes review, post-grant review, reexamination or other Intellectual Property proceeding before an intellectual property registry or Governmental Authority, but excluding any non-final office actions), arbitration, or review of any nature pending or, to the Knowledge of the Company, threatened (a) against the Company or any of its Subsidiaries or any other person for whom the Company or any of its Subsidiaries may be liable before (or, if threatened, that would be before) or by any Governmental Authority or (b) to which any of the properties or assets of the Company or any of its Subsidiaries are subject, in each case that (i) involves a claim for monetary damages against the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be liable in excess of $1,000,000, (ii) seeks equitable, declaratory or injunctive relief, (iii) as of the date of this Agreement, challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or the APA, (iv) has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect or (v) as of the date of this Agreement, would reasonably be expected to, either individually or in the aggregate, prevent or materially impair the ability of the Company to consummate the transactions contemplated hereby. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or, to the Knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries or any of their respective properties or assets, except for those that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 3.09. Taxes and Tax Returns.

(a) The Company and each of its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date hereof, and all such returns are true, correct and complete in all material respects. The Company and each of its Subsidiaries has paid all material Taxes due and payable, whether or not shown as due on any Tax Return (other than Taxes that are being contested in good faith by appropriate proceedings and for which the Company has made adequate reserves in accordance with GAAP). There is no proceeding, audit or written claim pending or proposed with respect to any Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice from any taxing authority to the effect that such authority intends to conduct an audit or investigation of any Tax matter. There are no material disputes pending, or claims asserted in writing, for Taxes or assessments upon the Company or any of its Subsidiaries.

(b) Within the two-year period ending at the Effective Time, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

(c) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(d) As of the date hereof, neither the Company nor any of its Subsidiaries has executed (or had executed on its behalf) any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material Taxes or Tax Returns.

(e) All material Taxes which the Company or any of its Subsidiaries has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been duly and timely paid to the proper taxing authority.

(f) There are no Encumbrances for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(g) No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim that the Company or any of its Subsidiaries is required to file a Tax Return for such jurisdiction and, to the Knowledge of the Company, there are no current or past circumstances that are likely to give rise to such a claim in the future.

(h) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group or filed or been included in a combined, consolidated or unitary income Tax Return (other than the affiliated group for which the Company is the common parent), (ii) has any liability for Taxes of another person (other than the Company and its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract or (iii) is a party to or bound by, or liable for any Taxes as a result of, any Tax allocation, indemnification agreement or sharing agreement (other than such an agreement or arrangement (A) between or among the Company or any of its Subsidiaries or (B) not primarily related to Taxes, and in either case entered into in the ordinary course of business).

(i) The Company and each of its Subsidiaries has maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable laws, rules and regulations of the countries, states, counties, provinces, localities and other political divisions wherein it is required to file material Tax Returns and other reports relating to Taxes (or such books and records have been maintained on the Company’s or such Subsidiary’s behalf).

(j) Neither the Company nor any of its Subsidiaries has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect, (ii) extended the time within which to file any Tax Return (other than an automatic extension not requiring the consent of any taxing authority), which Tax Return has since not been filed or (iii) granted to any person any power of attorney that is currently in force with respect to any Tax matter.

(k) Neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign Law) by reason of a change in accounting method or otherwise.

(l) The Company is not, nor has it been, a United States real property holding company (as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) All elections made under Treasury Regulation Section 301.7701-3 for the Company and its Subsidiaries were accurately made and timely filed.

(n) Neither the Company nor any of its Subsidiaries has outstanding any deferred intercompany gain or loss either under United States federal income Tax Law or under any similar state, local or non-United States Tax Law.

(o) For purposes of this Agreement:

(i) “Taxes” means (A) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, social security (or similar, including FICA), severance, withholding, duties, intangibles, franchise, occupation, service, stamp, value added, backup withholding and other taxes, similar charges, levies or similar assessments, together with all penalties and additions to tax and interest thereon and (B) any liability for Taxes described in clause (A) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(ii) “Tax Return” means a report, return or other information (including any amendments) required to be filed with a Governmental Authority with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company or any of its Subsidiaries.

Section 3.10. Employee Matters.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material Company Benefit Plans. None of the Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Schedule is a “multiemployer plan” as defined in Section 3(37) of the Employee Retirement Income Security Act (“ERISA”) or a “multiple employer” plan within the meaning of Section 4064 of ERISA.

(b) Each of the Company Benefit Plans intended to qualify under Section 401 of the Code has received a favorable determination or opinion letter from the Internal Revenue Service and, to the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any Company Benefit Plan.

(c) None of the Company Benefit Plans is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(d) True, correct and complete copies of the following documents with respect to each of the Company Benefit Plans (as applicable) have been made available to Parent: (i) any plans and related trust documents and all amendments thereto, (ii) the most recent summary plan description, (iii) the most recent favorable determination letter, (iv) the most recent actuarial report for each Company Benefit Plan that is a defined benefit pension plan, and (v) the most recent annual report (Form 5500) and tax return (Form 990), if any, required under ERISA or the Code in connection with each material Company Benefit Plan.

(e) There are no pending legal proceedings which have been asserted or instituted or, to the Knowledge of the Company, threatened against any of the Company Benefit Plans.

(f) Each of the Company Benefit Plans has been maintained and administered in material compliance with its terms and provisions of applicable Law.

(g) Neither the execution, delivery and performance of this Agreement or the APA by the Company nor the consummation of the transactions contemplated hereby or thereby will (alone or in combination with any other event) result in (i) a material increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (ii) any new or increased or accelerated material funding obligation with respect to any Company Benefit Plan, (iii) the forgiveness of any material Indebtedness of any current or former director, officer or employee or (iv) any material payment or benefit becoming due or payable, or required to be provided, to any current or former director, officer or employee of the Company or any of its Subsidiaries.

(h) Neither the execution, delivery and performance of this Agreement or the APA by the Company nor the consummation of the transactions contemplated hereby or thereby will (alone or in combination with any other event) result in any payment to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G(1)) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No person is entitled to receive any additional payment (including any tax gross up or other payment) from the Company or any of its Subsidiaries or any other person as a result of the imposition of the excise tax required by Section 4999(a) of the Code.

Section 3.11. Labor Relations.

(a) Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement and there are no labor unions or other organizations representing, purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries.

(b) Since December 29, 2012, there have not been any material (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) grievances or other labor disputes pending, affecting or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(c) Since December 29, 2012, there have not been any complaints, charges or claims (including settled claims) against the Company or any of its Subsidiaries pending, affecting or, to the Knowledge of the Company, threatened or anticipated to be brought or filed with any Government Authority in connection with the employment, termination of employment, compensation or employee benefits of any individual, except for such complaints, charges or claims (including settled claims) that have not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(d) Since December 31, 2011, the Company has been in compliance with all applicable Laws relating to employment, equal employment opportunity (including Laws prohibiting employment discrimination, harassment or retaliation), wages, hours, leaves, workers’ compensation, disability, occupational health and safety, immigration, collective bargaining, secondment, contractors and temporary employees, other employment terms and conditions, and plant closings and layoffs (including the WARN Act), except for such non-compliance as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 3.12. Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries holds all Permits necessary for them to own, lease or operate their properties and assets and for the lawful conduct of the Energy Storage Business as currently conducted, and all such Permits are in full force and effect, except for such Permits the failure of which to possess or be in full force and effect has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b) Since December 29, 2012, the Company and each of its Subsidiaries has been in compliance with and has not been in default or violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, judgment, injunction, decree or agency requirement of a Governmental Authority (each, a “Law”) or Permit applicable to the Company or any of its Subsidiaries, the properties and assets of the Company or any of its Subsidiaries or the Energy Storage Business, except to the extent any such non-compliance, default or violation with any such Law or Permit has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, since December 29, 2012, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any Law or any such Permit.

(c) None of the Company or any of its Subsidiaries is operating under any agreement or understanding with any Governmental Authority which in any way restricts its authority to conduct the Energy Storage Business or requires it to take, or refrain from taking, any action relating to the conduct of the Energy Storage Business permitted by applicable Law, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(d) The Company and each of its Subsidiaries is, and since December 29, 2012 has been, in compliance in all material respects with applicable export control and trade and economic sanctions Laws, including the U.S. Commerce Department’s Export Administration regulations, the U.S. State Department’s International Traffic in Arms regulations, U.S. customs regulations, anti-boycott and anti-money laundering Laws, and sanctions Laws maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, as well as all applicable export control and sanctions Laws maintained by other Governmental Authorities.

Section 3.13. Certain Contracts.

(a) Section 3.13 of the Company Disclosure Schedule sets forth a complete and correct list of the following Contracts (other than the Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or restricted (provided that Section 3.13 of the Company Disclosure Schedule need not set forth any Contracts that constitute Transferred Assets, except that Section 3.13(a)(v) of the Company Disclosure Schedule shall set forth all such Contracts that are of the type described in Section 3.13(a)(v)):

(i) any Contract that relates to any strategic alliance, partnership, limited liability company, joint venture or similar arrangement, and any Contract relating to joint development or research (including relating to technology), in each case that is or would reasonably be expected to be material to the Energy Storage Business;

(ii) any Contract pursuant to which any of the Company or any of its Subsidiaries has created, incurred or assumed any Indebtedness or assumed, guaranteed, endorsed or otherwise become liable or responsible for the Indebtedness or other obligation of any other person or entity, in each case in an amount in excess of $5,000,000;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other person or entity that is or would reasonably be expected to be material to the Energy Storage Business;

(iv) any Contract pursuant to which the Company or any of its Subsidiaries has purchased, licensed or sold during the twelve months prior to the date hereof, goods, equipment or services that involved payment by or to the Company and its Subsidiaries in excess of $10,000,000 during such period or that provides for payments in excess of such amount over the remaining term of such agreement (in each case, whether under a single agreement or a series of related agreements);

(v) any Contract pursuant to which the Company or any of its Subsidiaries has granted or been granted a license or right to use or exploit (including by means of an option,

covenant not to sue, release or immunity) with respect to (A) Owned Intellectual Property, other than non-exclusive licenses to end-user customers granted in the ordinary course of business, where such licenses are limited to granting use rights or (B) Intellectual Property of a third party, other than click-wrap, shrink-wrap and other off-the-shelf commercially available software licenses with an annual license fee (or, in the case of software-as-a-service, service fee), in each case, that is or would reasonably be expected to be material to the Energy Storage Business;

(vi) any Contract that is between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, university, college, other educational institution or research center, on the other hand, including a procurement Contract, grant, cooperative agreement, cooperative research and development agreement, and awards or grants from any Governmental Authority and that is or would reasonably be expected to be material to the Energy Storage Business;

(vii) any Contract that contains covenants materially restricting or limiting the ability of the Company, its Subsidiaries or any of their respective Affiliates (including Parent and its Affiliates from and after the Closing) to engage in any line of business anywhere in the world (including any covenant not to compete or to conduct business on an exclusive or preferential basis with a third party);

(viii) (A) any Contract that is material to the Energy Storage Business and grants any person “most favored nation” status, (B) any Contract pursuant to which the Company or any of its Subsidiaries has granted any right of first refusal or right of first offer or similar right to a third party, (C) any Contract between the Company or any of its Subsidiaries, on the one hand, and a third party, on the other hand, that limits or purports to limit in any respect the ability of the Company or any of its Subsidiaries to sell, license, transfer, pledge or otherwise dispose of any material assets or business, or (D) any Contract that requires the Company or any of its Subsidiaries to “take or pay” with respect to the purchase of any goods or services;

(ix) any Contract that contains any material indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business;

(x) any Contract that relates to any material interest rate, derivative or hedging transaction;

(xi) any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) that is material to the Energy Storage Business;

(xii) any Contract that is a settlement or similar agreement (including with any Governmental Authority) involving future performance by the Company or any of its Subsidiaries that is material to the Energy Storage Business; or

(xiii) any other Contract that is material to the Energy Storage Business and was not entered into in the ordinary course of business consistent with past practice.

(b) Each Contract that is or is required to be (x) filed with the Company SEC Reports or (y) set forth on Section 3.13 of the Company Disclosure Schedule, is referred to herein as a “Material Contract”.

(c) The Company has made available to (i) Parent true, complete and correct copies of all written Material Contracts and complete descriptions of the material terms of all nonwritten Material Contracts. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, each Material Contract is in full force and effect and is (i) a valid and binding obligation of the Company or its Subsidiary that is a party thereto and (ii) to the Knowledge of the Company, a valid and binding obligation of each other party thereto, in each case, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and subject to general principles of equity. None of the Company or any of its Subsidiaries that is a party to any Material Contract is in material breach thereof or default thereunder, and no event or circumstance has occurred that, with or without the giving of notice or the lapse of time or both, would constitute such a material breach or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit thereunder. To the Knowledge of the Company, (A) none of the Company or any of its Subsidiaries has provided or received any notice of any intention to terminate any Material Contract, (B) no other party to any Material Contract is in material breach thereof or in default thereunder and (C) no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit thereunder.

Section 3.14. Property.

(a) The Company and its Subsidiaries have (i) good and valid title to all real property described in the Company SEC Reports as being owned by the Company or any of its Subsidiaries for use in the Energy Storage Business (“Owned Real Property”) and (ii) legal, binding and valid rights by lease, license or other agreement to use, all leasehold or subleased estates held by or for Energy Storage Business (collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) necessary to conduct the Energy Storage Business as currently conducted, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. All buildings, structures, fixtures and other improvements on the Real Property are in good condition and are in all material respects adequate to operate the Energy Storage Business as currently conducted, except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor its Subsidiaries owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to sell or dispose of the Real Property or any portion thereof or interest therein, except as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b) The Company and its Subsidiaries have good and valid title to, or legal, binding and valid rights by lease, license, other agreement or otherwise to use, all tangible personal property (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) necessary and desirable to enable the Company and its Subsidiaries to conduct the Energy Storage Business as currently conducted, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(c) To the Knowledge of the Company: (i) there are no violations of any Laws affecting the Real Property or planned material changes in any Laws that would affect the Real Property, (ii) there are no existing, pending or threatened condemnation proceedings or similar actions relating to any part of the Real Property and (iii) there are no planned or commenced public improvements related to the Real Property that may result in special assessments against any part of the Real Property, in each case except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 3.15. Intellectual Property/Information Technology.

(a) Section 3.15 of the Company Disclosure Schedule sets forth a complete and correct list of (i) all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries (the “Owned Intellectual Property”) that is registered or subject to an application for registration or that is otherwise material to the Company, indicating, as applicable, the jurisdiction in which each of the items was applied for, filed, issued or registered, the application/registration number and the current owner of record and (ii) all Intellectual Property exclusively licensed to the Company or any of its Subsidiaries (the “Exclusively Licensed Intellectual Property”), indicating the agreement pursuant to which such license or right to use is granted.

(b) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries, (i) collectively, are the exclusive owners of the Owned Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) have the sole and exclusive right to bring a claim or suit against a third party for past, present or future infringement, misappropriation and violation (as applicable) of the Owned Intellectual Property and the Exclusively Licensed Intellectual Property, and to retain for itself any damages recovered in any such actions.

(c) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, all Owned Intellectual Property that is registered and, to the Knowledge of the Company, all other Owned Intellectual Property (including Intellectual Property that is subject to an application for registration), is subsisting, valid and enforceable.

(d) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries owns, or is licensed or otherwise permitted to use (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) all Intellectual Property used or held for use in, or necessary for, the Company.

(e) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the conduct of the business of the Company and its Subsidiaries as currently conducted and as it has been conducted since December 29, 2012, and each of the products and services of the Company and its Subsidiaries, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, the Intellectual Property of any person. None of the Company or its Subsidiaries has received since December 29, 2012, any written notice, claim or demand (including invitations to license) alleging any such infringement, misappropriation or violation that has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, nor, to the Knowledge of the Company, is any such notice, claim or demand threatened.

(f) To the Knowledge of the Company, no person is infringing, misappropriating or otherwise violating any right of the Company or its Subsidiaries with respect to any Owned Intellectual Property or any Exclusively Licensed Intellectual Property, and neither the Company nor any of its Subsidiaries has, since December 29, 2012, asserted or threatened to assert any claims of such infringement, misappropriation or other violation, and, to the Knowledge of the Company, no valid basis for any such claim exists.

(g) Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect:

(i) To the Knowledge of the Company, (A) no Owned Intellectual Property is being used (or not used) or enforced in a manner that could reasonably be expected to result in the abandonment, cancelation or unenforceability of such Owned Intellectual Property and (B) the Company and its Subsidiaries have taken all actions reasonably necessary to ensure full protection of the Owned Intellectual Property under any applicable Law (including timely making and maintaining in full force and effect all necessary filings, registrations and issuances, and making payments therefor, with the appropriate foreign and domestic agencies required to maintain in subsistence all Owned Intellectual Property that is registered or subject to an application for registration); and

(ii) The Company has policies in place designed to maintain the secrecy of all material Trade Secrets used or held for use in the Company, and, to the Knowledge of the Company, has complied in all material respects with such policies and no unauthorized disclosure or use of any such Trade Secrets have been made.

(h) Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all applicable contractual requirements and all Laws pertaining to personally identifiable information and information privacy and security, including any privacy policy concerning the collection and use of personally identifiable information.

(i) Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect: (i) each of the Company and its Subsidiaries have secured from all of their current and former employees, consultants and contractors who have contributed to the creation, development, improvement or modification of material Intellectual Property for or on their behalf assignments to the Company or one of its Subsidiaries, as applicable, of all such person’s right, title and interest in such Intellectual Property that the Company or its Subsidiary does not already own by operation of Law; and (ii) without limiting the foregoing, no such person owns or has any right, claim, interest or option, including the right to further remuneration or consideration or to assert any moral rights, with respect to material Owned Intellectual Property.

(j) For purposes of this Agreement, “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including those rights in and to all:

(i) trademarks, service marks, trade names, brand names, Internet domain names, websites and other Internet addresses, logos, certification marks, trade dress, legal names and other indications of origin, together with the goodwill associated with the foregoing;

(ii) patents, utility models and designs, including patent applications of all kinds (including provisional, non-provisional, converted provisional, regular applications and Patent Cooperation Treaty applications) and all divisionals, reissues, continuations, continuations in part, reexaminations, renewals, extensions and reissuances;

(iii) inventions and invention disclosures (whether or not patentable);

(iv) nonpublic or confidential information, including nonpublic or confidential information related to processes, procedures, industrial models, product specifications, formulae, methods (including analytical methods), schematics, drawings, techniques (including analytical techniques), trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act (and codifications thereof under United States Law) and corresponding international Law), know-how, ideas, research and development information, research records, technology and product roadmaps, manufacturing and analytical data and test information, and customer lists (the items in this clause (iv), collectively, “Trade Secrets”);

(v) computer software, programs, applications, APIs, source code and object code versions thereof and all related documentation;

(vi) copyrights and moral rights;

(vii) databases (including sui generis rights);

and, in the case of all items in clauses (i) to (vii), any registrations or applications for registration, extensions, modifications or renewals thereof.

Section 3.16. Environmental Liabilities.

(a) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect:

(i) the Company and each of its Subsidiaries currently is and since December 31, 2011, has been in compliance with all applicable Environmental Laws;

(ii) the Company and each of its Subsidiaries has obtained and currently possesses all Permits required under applicable Environmental Laws and all such Permits are in full force and effect;

(iii) neither the Company nor any of its Subsidiaries has received any written notice or claim against it alleging a Release or the presence of or exposure to Hazardous Substances or any violation of or liability under any Environmental Laws, other than such notices or claims that have been resolved in all respects, and there are no agreements, orders or decrees with or by a Governmental Authority relating to such matters; and

(iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or may be liable to any person or entity or potentially responsible for Remedial Measures under any applicable Environmental Law as a result of the presence or Release or threatened Release of, or exposure to, any Hazardous Substance at any location.

(b) To the extent reasonably available to the individuals set forth on Section 9.10(r) of the Company Disclosure Schedule, the Company has made available to Parent a true, complete and correct copy of (i) all material reports, studies, analyses and audits in its possession, custody or control relating to compliance with or liability under applicable Environmental Laws or with respect to Hazardous Substances, (ii) all material permits, authorizations, licenses, exemptions and other governmental authorizations issued to it pursuant to applicable Environmental Laws and (iii) all correspondence with Governmental Authorities relating to liabilities pursuant to Environmental Law or with respect to Hazardous Substances, or with other persons as to which a dispute has arisen pursuant to Environmental Laws or with respect to Hazardous Substances.

(c) For purposes of this Agreement:

(i) “Environmental Laws” means any and all Laws, including common law, regulating or imposing liability or standards of conduct concerning pollution or protection of human health or the environment, including surface water, groundwater, ambient air, surface or subsurface soil, natural resources or wildlife habitat.

(ii) “Hazardous Substances” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, chemicals, solid wastes, hazardous wastes, toxic substances, asbestos, pollutants or contaminants categorized or defined as such in or regulated under any applicable Environmental Law.

(iii) “Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Substances) into the environment.

(iv) “Remedial Measures” means any measures or actions required or undertaken to investigate, monitor, clean up, remove, treat, prevent, contain or otherwise remediate the presence or Release of any Hazardous Substance.

Section 3.17. Insurance Matters. Section 3.17 of the Company Disclosure Schedule lists (a) all material policies and other material forms of insurance, reinsurance and similar arrangements insuring the Company and its Subsidiaries and their respective assets, properties and operations (the “Insurance Contracts”) and (b) all material claims under such policies since December 28, 2014 and prior to the date hereof. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (a) all such Insurance Contracts are, as of the date of this Agreement, in full force and effect, (b) all premiums due and payable under all Insurance Contracts covering all periods up to and including the date hereof have been paid, and neither the Company nor any of its Subsidiaries is otherwise in breach or default (including any such breach or default with respect to the giving of notice), (c) no event has occurred which, with notice or the lapse of time, would constitute such a breach or default of the Company or any of its Subsidiaries, or permit termination or modification by the insurance carrier, under any Insurance Contract, (d) there are no self-insurance programs or arrangements relating to the business, assets or operations of the Company or any of its Subsidiaries, (e) there is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds, and (f) the Company has not received notice of and, to the Knowledge of the Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

Section 3.18. Suppliers, Distributors and Customers. Section 3.18 of the Company Disclosure Schedule sets forth a complete and correct list of (a) the ten largest suppliers (the “Top Suppliers”) to, and (b) the ten largest customers (the “Top Customers”) of, the Energy Storage Business for the fiscal year ended January 3, 2015 (determined on the basis of the total dollar amount of purchases or sales, as the case may be) showing the total dollar number of purchases from or sales to, as the case may be, each such person during such period. To the Knowledge of the Company, except for contract expirations and negotiations in the ordinary course of business, between January 3, 2015 and the date hereof, (i) there has been no termination, cancelation or other adverse modification in any material respect of the business relationship of the Company or any of its Subsidiaries with any such Top Supplier or Top Customer and (ii) neither the Company nor any of its Subsidiaries has received notice that any such Top Supplier or Top Customer intends to terminate or cancel or materially curtail its business relationship with the Company.

Section 3.19. Anti-Corruption Laws.

(a) Since January 2, 2010, the Company, its Subsidiaries and each of their respective officers, directors, employees, agents, distributors and other persons acting for or on behalf of the

Company or any of its Subsidiaries (collectively, the “Relevant Persons”) have not violated the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 or any other anti-bribery or anti-corruption Law of any jurisdiction applicable to the Company or any of its Subsidiaries or any of their respective assets, properties, businesses or operations (collectively, the “Anti-Corruption Laws”).

(b) Without limiting the generality of the foregoing, the Relevant Persons have not, directly or indirectly, taken any act in furtherance of any payment, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value or offer, promise or authorization thereof to any person, including any Government Official for the purpose of: (i) improperly influencing or inducing such Person to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such Person to influence improperly his, her or its employer, public or private, or any Governmental Authority, to affect an act or decision of such employer or Governmental Authority, including to assist any Person in obtaining or retaining business; or (iii) securing any improper advantage (including, for example, to obtain a tax rate lower than allowed by applicable Law).

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has hired any employee in an attempt to gain influence with any Governmental Official based on the relationship of such employee with any Government Official.

(d) Without limiting the foregoing, since January 2, 2010, each of the Company and its Subsidiaries: (i) has maintained and kept books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets; (ii) has not established or maintained any material fund or asset that has not been recorded in the books and records of the Company and its Subsidiaries; and (iii) has devised and maintained a system of internal accounting controls and procedures sufficient to provide reasonable assurances of compliance with the Anti-Corruption Laws. In addition, to the Knowledge of the Company, since January 2, 2010, none of the Relevant Persons has: (x) circumvented the Company’s or any of its Subsidiaries’ internal accounting controls; (y) falsified any of the Company’s or any of its Subsidiaries’ books, records or accounts; or (z) attempted to coerce or fraudulently influence an accountant in connection with any audit, review or examination of the financial statements of the Company or any of its Subsidiaries.

(e) There is no suit, action, claim, proceeding, arbitration, or review of any nature regarding the Company’s or any of its Subsidiaries’ compliance with any Anti-Corruption Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(f) For purposes of this Agreement, “Government Official” means (i) any officer, official, employee or other person acting for or on behalf of any Governmental Authority (including, for purposes of this Section 3.19, any state-owned or state-controlled enterprise, political party or public international organization) or (ii) any holder of or candidate for public office, member of a royal family, or any other person acting for or on behalf of the foregoing.

Section 3.20. Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings currently in effect that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 3.21. State Takeover Statutes. No state “fair price”, “moratorium”, “control share acquisition”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover Law (including Section 203 of the DGCL) is applicable to the Merger or any of the other transactions contemplated by this Agreement or the APA. The Company Board has taken all actions necessary to render all potentially applicable anti-takeover or similar Laws (including Section 203 of the DGCL) and provisions of the Company Certificate, the Company Bylaws, and the comparable organizational documents of any Subsidiary of the Company inapplicable to this Agreement, the Merger, the APA, the Carve-Out Transaction and the other transactions contemplated by this Agreement or the APA. The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deterring or discouraging any person from acquiring control of the Company, and the Company Board has not adopted or approved or authorized the adoption or approval of such a plan.

Section 3.22. Company Information. None of the information relating to the Company and its Subsidiaries that is included in the proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company’s stockholders, the “Proxy Statement”) will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied in writing by Parent, Merger Sub or the Carve-Out Buyer for inclusion or incorporation by reference in the Proxy Statement.

Section 3.23. Opinion of Financial Advisor. The Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated the date hereof and in customary form, to the effect that, as of such date and based upon and subject to the various qualifications, assumptions and limitations set forth in such opinion, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock. A copy of such opinion shall be delivered to Parent as soon as practicable for information purposes only.

Section 3.24. Broker’s Fees. No broker, investment banker, financial advisor or other person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement or the APA based upon arrangements made by or on behalf of the Company or its Subsidiaries. The Company has furnished to Parent a true, complete and correct copy of each agreement between the Company or any of its Subsidiaries and any person entitled to such fee or expense reimbursement.

Section 3.25. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, none of the Company, any of its Subsidiaries or any other person makes any representations or warranties on behalf of the Company or any of its Subsidiaries. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, the Carve-Out Buyer or any other person resulting from the distribution to Parent, Merger Sub, the Carve-Out Buyer or Parent’s, Merger Sub’s or the Carve-Out Buyer’s use of, any other information, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or the Carve-Out Buyer in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement and the APA. Each of Parent, Merger Sub and the Carve-Out Buyer acknowledges and agrees that it has not relied on any representation, warranty or other statement by any person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in this Article III and that all other representations and warranties are specifically disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

Section 4.01. Corporate Organization. Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of the business now conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as would not reasonably be expected to, either individually or in the aggregate, prevent or materially impair its ability to consummate the transactions contemplated hereby.

Section 4.02. Merger Sub. Merger Sub is an indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03. Authority; No Violation.

(a) Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Parent and Merger Sub, and this Agreement, the Merger and the other transactions contemplated hereby have been adopted and approved by the sole stockholder of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub, are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will: (i) violate any provision of the certificate of incorporation or bylaws or comparable organizational documents of Parent or Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made: (A) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, require any consent or approval of any person under, result in any payment under, result in or permit the termination of or a right of termination or cancelation under, the granting of a license to another person, the acceleration of the performance required by, or other adverse change of any right or obligation under any provision of any agreement or other instrument binding upon Parent or Merger Sub or any Permit affecting, or relating in any way to, the assets or business of Parent or Merger Sub or (C) result in the creation or imposition of any Encumbrance, other than Permitted Encumbrances, on any asset of Parent or Merger Sub, except, in the case of the foregoing clause (ii) only, as would not reasonably be expected to individually or in the aggregate, prevent or materially impact the ability of Parent or Merger Sub to consummate the transaction contemplated hereby.

Section 4.04. Consents and Approvals. No consent, approval, order, notification or authorization of, action, nonaction by or in respect of, waiver, clearance, registration, declaration or filing with any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to: (a) the applicable requirements of the HSR Act, (b) the applicable requirements of any other Antitrust Laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (d) those which if not obtained or made would not reasonably be expected to, either individually or in the aggregate, prevent or materially impact the ability of Parent or Merger Sub to consummate the transfers contemplated by this Agreement.

Section 4.05. Legal Proceedings. There is no suit, action, claim, proceeding (including any cancelation, opposition, inter-partes review, post-grant review, reexamination or other Intellectual Property proceeding before an intellectual property registry or Governmental Authority, but excluding any non-final office actions), investigation or review of any nature pending or, to the knowledge of Parent, threatened (a) against Parent or any of its Subsidiaries or any other person for whom Parent or any of its Subsidiaries may be liable before (or, if threatened, that would be before) or by any Governmental Authority or (b) to which any of the properties or assets of Parent or any of its Subsidiaries are subject, in each case that, as of the date of this Agreement, would reasonably be expected to, either individually or in the aggregate, prevent or materially impair the ability of Parent or Merger Sub to consummate the transaction contemplated hereby. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or, to the knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries or any of their respective properties or assets that has had or would reasonably be expected to, either individually or in the aggregate, prevent or materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated hereby.

Section 4.06. Parent Information. None of the information relating to Parent and its Subsidiaries that is provided in writing by Parent or its Representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.07. Financing. As of the date of this Agreement, Parent has received an executed debt commitment letter dated the date hereof (the “Debt Commitment Letter”) from The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “Financing Source”), pursuant to which the Financing Source has committed, subject to the terms and conditions set forth therein, to provide to Parent the amount of financing set forth in the Debt Commitment Letter (the “Parent Financing”), for the Financing Purposes (as defined below). A true and complete copy of the fully executed Debt Commitment Letter as in effect on the date hereof has been provided to the Company. A true and complete copy of each fee letter and engagement letter related to the Debt Commitment Letter as in effect on the date hereof has been provided to the Company, except that the numerical fees and other commercially sensitive numbers specified therein may have been redacted. There are no side letters or other agreements or arrangements (except for any fee letters, engagement letters with respect to the Parent Financing and any agreements entered into after the date of this Agreement that are expressly contemplated by the Debt Commitment Letter) relating to the Parent Financing. Parent has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date hereof. As of the date hereof, the Debt Commitment Letter is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto, and in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Parent. As of the date hereof, no amendment or modification to, or withdrawal, termination or rescission of, the Debt Commitment Letter is contemplated. Assuming (a) the funding of the Carve-Out Consideration, (b) the funding of the Parent Financing in accordance with the Debt Commitment Letter and (c) the accuracy of the representations and warranties set forth in Section 3.02(a) and Section 3.02(c), Parent and Merger Sub, together, will have at or prior to the Effective Time all of the funds necessary for the payment of the Merger Consideration in respect of all shares of Company Common Stock converted pursuant to Section 2.01(a)(i) and any other cash amounts payable pursuant to this Agreement or in connection with the Merger and the other transactions contemplated by this

Agreement by Parent or Merger Sub or any obligations of the Surviving Corporation or its Subsidiaries that become due and payable in connection with, or as a result of, the Merger and the other transactions contemplated by this Agreement and payment of all fees and expenses of Parent or Merger Sub related to the foregoing (collectively, the “Financing Purposes”). As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Parent Financing or any provisions that could reduce the aggregate amount of the Parent Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Parent Financing will not be satisfied on a timely basis or that the Parent Financing will not be available to Parent on the date on which the Closing should occur pursuant to Section 1.02. Parent affirms that its obligations under this Agreement are not subject to any conditions regarding Parent, its Affiliates’ or any other person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement.

Section 4.08. Interested Stockholder. Neither Parent nor any of its Subsidiaries is, or has been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

Section 4.09. No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or by-laws (or similar organizational documents) of Parent or the applicable rules of any exchange on which securities of Parent are traded, if any, in order for Parent to consummate the Merger and the Parent Financing.

Section 4.10. Broker’s Fees. No broker, investment banker, financial advisor or other person, other than Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries. Parent has furnished to the Company a true, complete and correct copy of each agreement between Parent or any of its Subsidiaries and any person entitled to such fee or expense reimbursement.

Section 4.11. Disclaimer of Warranties. Parent and Merger Sub acknowledge that neither the Company, its Subsidiaries nor any other person has made any express or implied representation or warranty on behalf of the Company or any of its Affiliates as to the accuracy or completeness of any information regarding the Company provided to Parent and Merger Sub, except as expressly set forth in Article III, and Parent and Merger Sub further agree that neither the Company, its Subsidiaries nor any other person shall have or be subject to any liability to Parent, Merger Sub or any other person resulting from the distribution to Parent and Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including the “Information,” as defined in the Confidentiality Agreement, dated August 28, 2013, between the Company and Parent, as amended (the “Parent Confidentiality Agreement”). In connection with any investigation by Parent and Merger Sub of the Company and its Subsidiaries, Parent and Merger Sub have received or may receive from the

Company and/or its Affiliates and/or other persons on behalf of the Company certain projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Parent and Merger Sub shall have no claim against the Company or any other person with respect thereto. Accordingly, Parent and Merger Sub acknowledge that neither the Company nor any other person on behalf of the Company makes any representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE V

COVENANTS

Section 5.01. Conduct of the Energy Storage Business. Except as required by this Agreement, as required by applicable Law or with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, during the period from the date of this Agreement until the Effective Time or, if earlier, the date on which this Agreement is terminated pursuant to Section 8.01, the Company shall, and shall cause each of its Subsidiaries to, (x) to the extent within its control, conduct the Energy Storage Business in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact the Energy Storage Business’ organization, assets, present line of business, rights, permits, business relationships with customers, suppliers and partners and retain the services of its officers and employees. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time or, if earlier, the date on which this Agreement is terminated pursuant to Section 8.01, except as expressly permitted by this Agreement or the APA, as required by applicable Law, as set forth in the corresponding subsection of Section 5.01 of the Company Disclosure Schedule or with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not, and shall cause each of its Subsidiaries not to:

(a) incur or assume any Indebtedness for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money (other than a wholly owned Subsidiary of the Company), or make or forgive any loan or advance to, any person (other than a wholly owned Subsidiary of the Company), except for (i) borrowings under the Company’s current credit facilities in the ordinary course of business consistent with past practice, (ii) the issuance of letters of credit or surety bonds required to be obtained by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (iii) entry into any capitalized lease obligations in the ordinary course of business consistent with past practice);

(b) redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness of the Company or any of its Subsidiaries (other than (i) (A) at stated maturity or (B) the making of any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument or agreements, as the case may be, governing such Indebtedness as in effect on the date hereof, or (ii) in the ordinary course of business consistent with past practice);

(c) amend or modify in any material respect any Contract with respect to Indebtedness of the Company or any of its Subsidiaries;

(d) adjust, split, combine or reclassify any of its capital stock, voting securities or other equity interests;

(e) make, declare, set aside or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any shares of its capital stock, voting securities or other equity interests;

(f) issue, sell, pledge, dispose of, grant or encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of capital stock or other securities of the Company or any of its Subsidiaries or any subscriptions, options, warrants, calls, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units or other rights of any kind to acquire shares of capital stock or other securities of the Company or any of its Subsidiaries, other than issuances of capital stock or other securities issuable pursuant to Company Incentive Awards granted prior to the date hereof in accordance with the terms thereof which are outstanding on the date hereof;

(g) (i) except (A) as made in the ordinary course of business consistent with past practice with respect to employees who are not executive officers or directors of the Company or any of its Subsidiaries or (B) as required by the terms of any Company Benefit Plan or Contract as in effect on the date of this Agreement, (1) increase the wages or salaries of any past, present or future employee of the Company or any of its Subsidiaries, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any other compensation, benefits or other rights of any employee of the Company or any of its Subsidiaries (including any new or increased incentive compensation (cash or equity) or severance entitlement), (3) grant or provide any severance or termination payments or benefits to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (4) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than the hiring of employees with base pay not in excess of $250,000, or (5) terminate the employment of any current employee with a title of President or above or the engagement of any individual independent contractor of the Company or any of its Subsidiaries other than for cause or for performance-related reasons, or (ii) except as required by the terms of any Company Benefit Plan or Contract as in effect on the date of this Agreement, cause any compensation to be funded in a “rabbi” or “secular” trust;

(h) except (i) as required by the terms of any Company Benefit Plan or Contract as in effect on the date of this Agreement or (ii) in the ordinary course of business consistent with past practice with respect to employees who are not executive officers or directors of the Company or any of its Subsidiaries, establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or any collective bargaining agreement or amend or terminate any Company Benefit Plan (provided that this Section 5.01(h) shall not prohibit any amendment or termination of any Company Benefit Plan that affects the executive officers and directors of the Company in substantially the same way such amendment or termination affects all other applicable employees if such amendment or termination is (x) required by applicable Law, (y) required by the terms of the applicable Company Benefit Plan as in effect on the date of this Agreement or (z) in the ordinary course of business consistent with past practice);

(i) sell, transfer, license, sublicense, lease, mortgage, encumber or otherwise dispose of any properties or assets to any person, other than (A) sales, transfers, licenses, sublicenses and leases to the Company or any of its Subsidiaries, (B) Permitted Encumbrances incurred in the ordinary course of business consistent with past practice, (C) sales of inventory or used equipment in the ordinary course of business consistent with past practice and (D) sales of other properties or assets (other than Intellectual Property) with a fair market value that does not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(j) dispose of or abandon, allow to lapse or fail to maintain any Owned Intellectual Property, other than, solely with respect to Intellectual Property that the Company determines in good faith, exercising reasonable judgment, is not material to the current conduct of the Energy Storage Business, in the ordinary course of business consistent with past practice;

(k) enter into any material new line of business;

(l) make any investment (whether by merger, consolidation, acquisition of stock or assets, joint venture or otherwise) either by purchase of stock or securities, contributions to capital, property transfers or purchase of any division or business or all or any significant portion of the property or assets of any person (other than (i) acquisitions not in excess of $5,000,000 individually or $10,000,000 in the aggregate or (ii) in a wholly owned Subsidiary of the Company, in each case in the ordinary course of business consistent with past practice);

(m) commence or settle any action, claim, lawsuit or proceeding, other than (i) the commencement or settlement of any such proceedings in the ordinary course of business consistent with past practice or (ii) the settlement of any such actions, claims, lawsuits or proceedings against the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries may be liable), which settlement (A) involves monetary payments of no greater than $1,000,000 individually and $5,000,000 in the aggregate above the applicable reserve, if any, reflected in the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2014 (after taking into account any applicable insurance proceeds), (B) imposes no material obligations or restrictions on the Company or any of its Subsidiaries, (C) provides for a complete release of the Company and its Subsidiaries of all claims and (D) does not provide for any admission of liability by the Company or any of its Subsidiaries; provided that prior to the commencement or settlement of any material action, claim, lawsuit or proceeding with respect to Intellectual Property, the Company will consult with, and consider in good faith the views of, Parent;

(n) amend or propose to amend its certificate of incorporation, bylaws or other similar governing documents, or, subject to Section 5.03, otherwise take any action to exempt any person from any provision of such certificate of incorporation, bylaws or other similar governing documents;

(o) enter into, assign, assume, extend, modify, terminate or amend in any material respect, or grant any release or waiver or relinquish any material right under, any Material Contract, material Lease or any other Contract that, if entered into prior to the date hereof would constitute a Material Contract or a material Lease, in each case except in the ordinary course of business consistent with past practice;

(p) make any capital expenditures, other than capital expenditures (i) in the ordinary course of business consistent with past practice, (ii) that are accounted for in the Company’s current capital expenditure plans set forth in Section 5.01(p) of the Company Disclosure Schedule, or (iii) that are not in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger), including for the avoidance of doubt, any transfer of equity interests of any Subsidiary;

(r) implement or adopt any change in the Tax accounting or financial accounting principles, practices or methods used by the Company or its Subsidiaries, other than as may be required by changes in applicable Law or GAAP;

(s) (i) make any material Tax election or take any position on a Tax Return filed on or after the date of this Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required by applicable Law, or a change in GAAP or other applicable accounting standards, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return that would result in a material change in Tax liability, taxable income or loss, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax liability, (vi) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or (vii) give or request any waiver of a statute of limitation with respect to any Tax Return;

(t) change in any material respect its policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in the ordinary course of business consistent past practices; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01.

Section 5.02. Control of Operations. Nothing contained in this Agreement shall give Parent or the Carve-Out Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.03. No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or, if earlier, the date on which this Agreement is terminated pursuant to Section 8.01, neither the Company, its Subsidiaries nor any of its or their respective officers or directors shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ respective employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, its “Representatives”) not to, directly or indirectly:

(i) solicit, initiate, knowingly facilitate (including by way of furnishing information or assistance) or knowingly encourage any inquiries regarding, or the making of any inquiry, offer or proposal (whether written or oral, binding or nonbinding) that constitutes, or could reasonably be expected to lead to, a Competing Proposal;

(ii) enter into, engage in, continue, conduct or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, offer or proposal (whether written or oral, binding or nonbinding) that constitutes, or would reasonably be expected to lead to, a Competing Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.03 and to limit its conversation or other communication exclusively to such referral); or

(iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, Contract, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Competing Proposal.

(b) The Company shall, and shall direct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with (and provision of information to) any person conducted heretofore with respect to any actual or potential Competing Proposal and promptly cause the prompt return or destruction of all confidential information previously furnished in connection therewith. From and after the date of this Agreement until the Effective Time or, if earlier, the date on which this Agreement is terminated pursuant to Section 8.01, the Company shall not, and shall cause its controlled Affiliates not to, (i) release or permit the release of any person from, waive or terminate or permit the waiver or termination of, or amend or modify or permit the amendment or modification of, (A) any provision of any “standstill” or similar agreement to which the Company or any of its controlled Affiliates is a party (provided that the Company may amend any such agreement to the extent required to permit the submission of a Competing Proposal to the Company Board on a confidential basis if the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisor, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, further, that any such amendment be conditioned upon the applicable counterparty agreeing that the Company shall not be prohibited from providing any information to Parent (including information regarding any such Competing Proposal) in accordance with, and otherwise complying with, this Section 5.03) or (B) any confidentiality provision in any agreement to which the Company or any of its controlled Affiliates is a party or (ii) approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL. Except to the extent otherwise permitted by the proviso in the preceding sentence, the Company shall, and shall cause its controlled Affiliates to, enforce the confidentiality and standstill provisions of all agreements to which it or its controlled Affiliates are a party. Neither the Company nor any of its Subsidiaries shall reimburse or agree to reimburse the expenses of any third party in connection with any Competing Proposal or any inquiry, proposal or offer which could reasonably be expected to lead to a Competing Proposal.

(c) Notwithstanding the restrictions set forth in Section 5.03(a), if at any time following the date hereof and prior to obtaining the Stockholder Approval, (i) the Company receives a bona fide, unsolicited written Competing Proposal that the Company Board determines in good faith, after consultation with its outside legal counsel and independent financial advisor, constitutes, or could reasonably be expected to lead to, a Superior Proposal, (ii) such Competing Proposal did not result from a material breach of this Section 5.03, (iii) the Company Board determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that the failure to take the actions described in clauses (A) and (B) below would be inconsistent with the Company Board’s fiduciary duties under applicable Law and (iv) before taking the actions described in clause (A) below, the Company receives from the person making such Competing Proposal an executed confidentiality agreement on terms at least as favorable to the Company as those contained in the Confidentiality Agreement (provided that such confidentiality agreement shall not be required to restrict the submission of a Competing Proposal to the Company Board on a confidential basis), the Company may (A) furnish nonpublic information to the person making such Competing Proposal, if, to the extent not previously furnished, the Company contemporaneously furnishes such information to Parent and (B) participate in discussions or negotiations with such person (and its Representatives) making such Competing Proposal with respect to such Competing Proposal. The Company shall promptly notify Parent (within no more than 48 hours) of the communication or receipt of any Competing Proposal, indicating, in connection with such notice, the identity of the person making such Competing Proposal or request and the material terms and conditions thereof. The Company shall keep Parent reasonably informed on a current basis (within no more than 48 hours) as to the status of (including any material developments, discussions or negotiations regarding) any such Competing Proposal (including whether such Competing Proposal has been withdrawn or rejected and any material change to the terms thereof). The Company agrees that it and its controlled Affiliates will not enter into any agreement with any person which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.03.

(d) From and after the date of this Agreement until the Effective Time or, if earlier, the date on which this Agreement is terminated pursuant to Section 8.01, except to the extent permitted by Section 5.03(e), neither the Company Board nor any committee thereof shall (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, in any manner, the Board Recommendation (a “Change of

Recommendation”), (ii) approve or recommend or resolve to or propose publicly to approve or recommend, any Competing Proposal or (iii) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition or other agreement or understanding relating to, or that is intended or would reasonably be expected to lead to, any Competing Proposal (other than a confidentiality agreement permitted by Section 5.03(c)) or resolve, propose publicly or agree to do any of the foregoing.

(e) Notwithstanding anything in this Agreement to the contrary, if (i) there shall occur any material event that (A) is not related to a Competing Proposal, and (B) was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement but became known to the Company Board prior to the Stockholder Approval (any such material event, an “Intervening Event”) and (ii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisor, that the failure to effect a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law, then prior to the receipt of the Stockholder Approval the Company Board may, subject to compliance with this Section 5.03(e), effect a Change of Recommendation; provided, however, that prior to so effecting a Change of Recommendation, (x) the Company shall have provided to Parent at least five business days prior written notice of its intention to take such action, which notice shall include, in reasonable detail, the reasons therefor and a summary of all material facts and circumstances related to the applicable Intervening Event, (y) the Company shall have negotiated, and directed its Representatives to negotiate, in good faith with Parent and its Representatives during such notice period (to the extent Parent desires to negotiate) with respect to any revisions to the terms of this Agreement proposed by Parent such that the failure of the Company Board to effect such Change of Recommendation, in the Board’s good faith determination, would no longer be inconsistent with its fiduciary duties under applicable Law and (z) upon the end of such notice period, the Company Board shall have considered in good faith all revisions to the terms of this Agreement proposed in writing by Parent and shall have determined, after consultation with its outside legal counsel and independent financial advisor, that the failure to effect such Change in Recommendation would nevertheless continue to be inconsistent with its fiduciary duties under applicable Law.

(f) Notwithstanding anything in this Agreement to the contrary, if the Company Board shall have determined in good faith, after consultation with its outside legal counsel and independent financial advisor, that a bona fide, unsolicited written Competing Proposal made after the date hereof that did not result from a breach of the Company’s obligations under this Section 5.03 constitutes a Superior Proposal and that the failure of the Company Board to approve, recommend or enter into a definitive agreement relating to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, then at any time prior to the receipt of the Stockholder Approval the Company Board may, subject to compliance with this Section 5.03(f), cause the Company to terminate this Agreement pursuant to Section 8.01(g) in order to concurrently enter into a definitive agreement that constitutes a Superior Proposal upon (and subject to) paying the Termination Fee in accordance with Section 8.02; provided, however, that prior to so terminating the Agreement, (i) the Company shall have provided to Parent at least five business days prior written notice of its intention to take such action (a “Notice of Superior Proposal”), which notice shall include, in reasonable detail, the reasons therefor and any information and materials required to be delivered under Section 5.03(c) that have not yet been provided to Parent, (ii) the Company shall have negotiated, and directed its Representatives to negotiate, in good faith with Parent and its Representatives during such notice period (to the extent Parent desires to negotiate) with respect to any revisions to the terms of this Agreement proposed by Parent such that such Superior Proposal would no longer constitute a Superior Proposal and (iii) upon the end of such notice period, the Company Board shall have considered in good faith all revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside legal counsel and independent financial advisor, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the proposed revisions were to be given effect and that the failure of the Company Board to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law. Any change to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of a Superior Proposal shall require the Company to deliver to Parent a new Notice of Superior Proposal and a new five business day notice period shall commence thereafter.

(g) Nothing contained in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or (ii) making any disclosure to its stockholders if the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, that the Company Board may not effect a Change of Recommendation, unless permitted to do so by Section 5.03(e), provided, further, that any disclosure (other than a “stop-look-and-listen” communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act) made pursuant to Rule 14d-9 or 14e-2(a) shall be deemed to be a Change of Recommendation, unless the Company Board expressly reaffirms in such disclosure the Board Recommendation. The Company shall not submit to the vote of its stockholders any Competing Proposal or Superior Proposal prior to the termination of this Agreement.

(h) The Company shall ensure that its Representatives are aware of the provisions of this Section 5.03. Any material violation of the restrictions contained in this Section 5.03 by any of its Representatives shall be deemed to be a material breach of this Section 5.03 by the Company.

(i) For purposes of this Agreement:

(i) “Competing Proposal” means any inquiry, offer or proposal (from any person or group of persons other than Parent or its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or any of its material Subsidiaries, (B) any acquisition of 15% or more of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of the Company, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of the Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 15% or more.

(ii) “Superior Proposal” means a bona fide, unsolicited written Competing Proposal (A) that if consummated would result in a person other than Parent or its Subsidiaries (or in the case of a direct merger between such person and the Company, the stockholders of such person) acquiring, directly or indirectly, (1) all or substantially all of the outstanding Company Common Stock or (2) all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, and (B) that the Company Board determines in good faith, after consultation with its outside legal counsel and independent financial advisor, taking into account all the terms of the Competing Proposal (including the legal, financial and regulatory aspects of such proposal, the identity of the person making such proposal and the conditions for completion of such proposal) is more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement (taking into account any revised proposal to amend the terms of this Agreement).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Preparation of the Proxy Statement; Stockholder Meetings.

(a) The Company shall file with the SEC the Proxy Statement as soon as practicable following the date of this Agreement and shall use its reasonable best efforts, to the extent within its control (and, for the avoidance of doubt, subject to the fourth sentence of this Section 6.01(a)), to do so within twenty (20) business days after the date hereof. The Company will respond as promptly as practicable to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable. No filing of, or amendment or supplement to the Proxy Statement (or response to any comments thereon) will be made by the Company, without obtaining Parent’s prior consent, which shall not be unreasonably withheld, delayed or conditioned. The Company shall promptly notify Parent of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, or the Merger.

(b) The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. To the extent within its control, the Company shall cause the Proxy Statement, at and from the date it is first mailed to the stockholders of the Company until the Company Stockholders Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Proxy Statement, so that such document would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the stockholders of the Company.

(c) The Company shall, as soon as reasonably practicable following the date the Proxy Statement is permitted by applicable Law to be mailed to the Company’s stockholders, take all actions necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the Stockholder Approval (the “Stockholders Meeting”), in accordance with applicable Laws, the Company Certificate and the Company Bylaws; provided that the Company may postpone or adjourn the Stockholders Meeting only (A) with the written consent of Parent or (B) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Laws. In connection with the Stockholders Meeting, the Company shall (i) unless there has been a Change of Recommendation in accordance with Section 5.03(e), use reasonable best efforts to obtain the Stockholder Approval (including by soliciting proxies in favor of the adoption of this Agreement and ensuring that all proxies so solicited are solicited in compliance with all applicable Laws and the rules of the New York Stock Exchange) and (ii) otherwise comply with all legal requirements applicable to such meeting. The Company shall include in the Proxy Statement the Board Recommendation, unless there has been a Change of Recommendation in accordance with Section 5.03(e). Without limiting the generality of the foregoing, the Company shall submit the Merger and this Agreement for the approval of its stockholders at the Stockholder Meeting whether or not a Change of Recommendation shall have occurred or a Competing Proposal shall have been publicly announced or otherwise made known to the Company, the Company Board, its Representatives or its stockholders and there shall be no vote of the Company’s stockholders in respect of any Competing Proposal prior to the Stockholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting, provided, however, that the Company may, in its sole discretion, combine the Stockholders Meeting with its Annual Meeting of Stockholders and include the applicable matters thereto among the matters to be voted on by the Company’s stockholders at the Stockholders Meeting if either (x) the Company is so required by applicable Law or (y) the combination of the Stockholders Meeting with the Company’s Annual Meeting of Stockholders would not reasonably be expected to delay the Stockholders Meeting; provided, further, that nothing in this Section 6.01(c) shall prohibit the Company from holding its Annual Meeting of Stockholders separate from the Stockholders Meeting.

Section 6.02. Access to Information; Confidentiality. Subject to the Confidentiality Agreements and applicable Laws, the Company shall to the extent within its control afford to Parent and its Representatives reasonable access during normal business hours during the period from the date hereof until the Effective Time or, if earlier, the date on which this Agreement is terminated pursuant to Section 8.01, to all of its and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish to Parent promptly all other information concerning its business, properties and personnel as Parent may reasonably request, in each case, to the extent reasonably available and related to the Energy Storage Business, the Merger or the other transactions contemplated by this Agreement. Parent shall hold, and shall cause its Representatives to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Parent Confidentiality Agreement, with the terms of the Parent Confidentiality Agreement continuing in effect following execution of this Agreement. The foregoing shall not require the Company to provide any such access or information to the extent that doing so would reasonably be expected to (w) result in a waiver of an attorney-client privilege or loss of attorney work product, (x) violate any Law, (y) violate any contract currently applicable to it or its Subsidiaries or (z) result in the disclosure of commercially sensitive information; provided that the Company shall provide notice to Parent of the fact that it is withholding such access or information and thereafter reasonably cooperate with Parent and use reasonable best efforts to cause such information or access to be provided in a manner that would not reasonably be expected to result in any such waiver or loss of privilege (including by entering into a common interest or joint defense agreement), violation or disclosure of commercially sensitive information (including by entering in to a “clean team” or similar agreement). No access or information provided pursuant to this Section 6.02 will operate as a waiver or otherwise affect any of the representations, warranties, covenants or agreements of the parties contained in this Agreement.

Section 6.03. Reasonable Best Efforts; Antitrust Filings; Other Actions.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, on or prior to the Termination Date, the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, each of the Company and Parent shall (i) use reasonable best efforts to cause the conditions set forth Section 7.01 and Section 7.02 (in the case of the Company) and Section 7.03 (in the case of Parent) to be satisfied prior to the Termination Date, (ii) prepare and file as promptly as reasonably practicable the submissions under all Antitrust Laws required to consummate the Merger and the other transactions contemplated hereby and, if requested, to promptly amend or furnish additional information thereunder, (iii) use reasonable best efforts to obtain all necessary actions or nonactions, waivers, clearances, consents, permits and approvals from Governmental Authorities and make all necessary registrations, notifications and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority prior to the Termination Date, (iv) use reasonable best efforts to obtain all necessary consents or waivers from non-Governmental Authority third parties (provided that in no event shall the Company be obligated to pay or to commit to pay to any person whose consent or waiver is being sought any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such person in connection with such consent or waiver), and (v) as promptly as reasonably practicable following the receipt thereof, respond to (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by the Company, Parent, or any of their respective Affiliates from any Governmental Authority. The Company and Parent shall, subject to applicable Law, use reasonable best efforts to (i) cooperate and coordinate with the other in the taking of the actions contemplated by the immediately preceding sentence and (ii) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall as promptly as reasonably practicable inform the other party or parties hereto, as the case may be, of any communication to or from any Governmental Authority regarding the Merger and any other transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Authority, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Authority in respect of any filing made thereto in connection with the Merger and the other transactions contemplated by this Agreement. To the extent reasonably practicable and subject to the provisions of Section 6.02, legal counsel for Parent and for the Company shall have the right to review in advance, and will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any third party or Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement (provided that these materials may be redacted to the extent necessary to address reasonable attorney-client or other privilege, or other confidentiality concerns; provided, further, that the parties shall use reasonable best efforts to cause the information so redacted to be provided in a manner that would not reasonably be expected to result in any waiver or loss of such privilege, including by entering into a common interest or joint defense agreement). In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as reasonably practicable. Information disclosed pursuant to this Section 6.03 shall be subject to the Confidentiality Agreement, and the parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations thereunder. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Authority to stay, toll or extend any applicable waiting period under any applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).

(b) Each of the Company and Parent agrees to cooperate with the other and use reasonable best efforts to resolve such objections, if any, as may be asserted under any Antitrust Law by the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority of competent jurisdiction with respect to the Merger or the other transactions contemplated by this Agreement or the APA, to permit the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the APA to be consummated in the most expeditious manner practicable and in any event prior to the Termination Date. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be deemed to require Parent or any of its Subsidiaries to, and the Company shall not, and shall cause its Subsidiaries not to, in connection with the resolution of any such objections, agree to any sale, divestiture, license or other disposition of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their respective businesses or to own or exercise control of such stock, businesses, assets and properties other than the sale, divestiture or disposition of a wet process manufacturing facility or wet process manufacturing assets and equipment (including the transfer or royalty-free license of any Intellectual Property reasonably necessary to operate such facility, assets or equipment), in each case, used by Parent or the Company or any of their respective Subsidiaries in the production of lithium battery separator material, that collectively have an annual production capacity of no more than 40 million square meters.

(c) The parties shall work cooperatively together on all communications and strategy relating to the Antitrust Laws and litigation matters (provided that each party acts in good faith and the Company is not constrained from complying with applicable Law), subject to consultations with and the inclusion of the other party at meetings with Governmental Authorities involving substantive issues under the Antitrust Laws, unless the inclusion of one party is reasonably determined by the other party after good faith consultation by both parties to be strategically detrimental to the ultimate goal of obtaining clearance of the Merger and the other transactions contemplated by this Agreement or the APA.

Section 6.04. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Certificate, the Company Bylaws (or equivalent organizational documents of any of the Company’s Subsidiaries) or in any agreement set forth on Section 6.04(a) of the Company Disclosure Schedule and a copy of which have been made available to Parent (an “Indemnity Agreement”), each as in effect on the date of this Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of not less than six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and advance expenses to the Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by: (i) the Company Certificate, the Company Bylaws (or equivalent organizational documents of the Company’s Subsidiaries) as in effect on the date of this Agreement; and (ii) any Indemnity Agreement between any such Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, as in effect on the date of this Agreement.

(b) Without limiting the provisions of Section 6.04(a), from and after the Effective Time, Parent shall cause the Surviving Corporation to (and shall guarantee the obligations of the Surviving Corporation under this Section 6.04(b)), in the same manner as provided by the

Company immediately prior to the date hereof: (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Party from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; or (B) the Merger, this Agreement, the APA and any transactions contemplated hereby or thereby; and (ii) pay (within 30 days following any request for advancement) the expenses (including reasonable attorneys’ fees) of any Indemnified Party incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified, in each case, to the extent that such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Certificate, the Company Bylaws, the equivalent organizational documents of any of the Company’s Subsidiaries or any Indemnity Agreement. Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(c) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Indemnified Parties who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy of the Company; provided that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium paid as of the date hereof by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage at any time exceed such amount, Parent or the Surviving Corporation shall obtain a policy which, in its good faith determination, provides the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything in this Agreement to the contrary, the Company may and at Parent’s request shall purchase a “tail” directors’ and officers’ insurance and indemnification policy; provided that payment for each year of insurance coverage provided by such “tail” directors’ and officers’ insurance policy shall not exceed 300% of the annual premium paid as of the date hereof by the Company. Any such “tail” directors’ and others’ insurance policy will satisfy Parent’s obligations under this Section 6.04(c) to provide D&O Insurance.

(d) The Indemnified Parties to whom this Section 6.04 applies shall be third party beneficiaries of this Section 6.04. The provisions of this Section 6.04 are intended to be for the benefit of each Indemnified Party and his or her successors, heirs and representatives.

(e) This Section 6.04 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Indemnified Parties and their successors, heirs or representatives. In the event that Parent, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such other person or the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to its obligations set forth in this Section 6.04.

Section 6.05. Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 6.06. Public Announcements. The parties agree that the initial press releases to be issued with respect to the Merger and the other transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Parent and the Company shall (a) consult with each other before issuing or making, (b) give each other the opportunity to review and comment upon, (c) consider in good faith the views of each other with respect to and (d) not issue or make without the prior written consent of the other (which consent shall not to be unreasonably withheld, delayed or conditioned), any press release or other public statement with respect to the transactions contemplated by this Agreement, including the Merger; provided that either Parent or the Company may, without the prior written consent of the other (but after prior consultation, to the extent practicable in the circumstances) issue a press release or make any other public statement to the extent required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 6.07. Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the shares of Company Common Stock from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 6.08. Stockholder Litigation. The Company shall promptly notify Parent of any stockholder litigation against it and/or its directors relating to this Agreement, the APA, the Merger and/or the transactions contemplated by this Agreement or the APA and shall keep Parent reasonably informed regarding any such stockholder litigation. Without limiting Section 5.01(m), the Company shall give Parent the opportunity to participate in the defense or settlement of any such stockholder litigation and shall give due consideration to the other party’s advice with respect to such stockholder litigation.

Section 6.09. Employee Matters.

(a) For the one-year period following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) provide each Company Covered Employee employed by the

Company or one of its Subsidiaries as of the Effective Time who continues as an employee of the Surviving Corporation or any of its Subsidiaries with at least the same level of hourly salary or base wages as provided to such Company Covered Employee immediately prior to the Effective Time and (ii) provide each Company Covered Employee employed by the Company or one of its Subsidiaries as of the Effective Time who continues as an employee of the Surviving Corporation or any of its Subsidiaries with employee benefits (including severance) and annual target bonus and target long-term incentive award opportunities that in the aggregate are substantially comparable in the aggregate to the employee benefits (including severance but excluding any change in control benefits) and annual target bonus and target long-term incentive award (understanding that such long-term incentive awards may be designated as cash rather than equity) opportunities provided to such Company Covered Employee under the Company Benefit Plans as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing contained in this Agreement shall (A) prevent the amendment or termination of any Company Benefit Plan in accordance with its terms, or interfere with the right or obligation of Parent or the Surviving Corporation to make such changes as are necessary to conform with applicable Law or (B) limit the right of Parent or the Surviving Corporation to terminate the employment of any employee at any time. For the two-year period following the Effective Time, Parent shall provide, or shall cause to be provided, to each Company Covered Employee employed by the Company or one of its Subsidiaries as of the Effective Time who continues as an employee of the Surviving Corporation or any of its Subsidiaries who suffers a termination of employment under the circumstances described on Section 6.09(a) of the Company Disclosure Schedule, severance benefits in accordance with Section 6.09(a) of the Company Disclosure Schedule (taking into account such Company Covered Employee’s service as required pursuant to Section 6.09(b)). Parent and Merger Sub acknowledge that the transactions contemplated by this Agreement will not impair obligations under any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(b) To the extent that a Company Covered Employee commences to participate in an employee benefit plan maintained by Parent or the Surviving Corporation, Parent shall cause such employee benefit plan to (i) recognize the service of such Company Covered Employee with the Company or its Subsidiaries for purposes of eligibility and vesting and benefits (but not for purposes of benefit accruals under any defined benefit plan) under such employee benefit plan to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Covered Employee was a participant immediately prior to the Effective Time or, if there is no such comparable benefit plan, to the same extent such service was recognized under the defined contribution plan maintained under Section 401(k) of the Code by the Company immediately prior to the Effective Time; provided that (A) recognition of such service shall not be required to the extent that the service of employees other than Company Covered Employees is not so recognized under such employee benefit plans and (B) such recognition of service shall not operate to duplicate any benefits payable to the Company Covered Employee with respect to the same period of service and (ii) with respect to any health, dental or vision plan of Parent or the Surviving Corporation in which any Company Covered Employee commences to participate, in the plan year that includes the year in which such Company Covered Employee commences to participate, (A) cause any pre-existing condition limitations under such Parent or Surviving Corporation plan to be waived with respect to such Company Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Covered Employee participated immediately prior to such commencement of participation and (B) recognize any medical or other health deductible and out-of-pocket expenses incurred by such Company Covered Employee in the year that includes the year in which such Company Covered Employee commences to participate for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or the Surviving Corporation.

(c) From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, honor, in accordance with the terms thereof as in effect as of the date hereof, each employment agreement and change in control agreement to which the Company or any of its Subsidiaries is a party.

(d) To the extent any bonus amounts under annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries (“Bonus Amounts”) with respect to a fiscal year completed prior to the Closing remain unpaid as of the Closing Date, Parent or the Surviving Corporation shall cause all such Bonus Amounts to be calculated and paid in the ordinary course of business to the eligible Company Covered Employees.

(e) Parent will, following the Effective Time, cause the Surviving Corporation to cooperate with the Carve-Out Buyer to effectuate a transfer to a tax-qualified defined contribution plan designated by the Carve-Out Buyer of outstanding participant loan balances credited to the accounts of employees whose employment will transfer to the Carve-Out Buyer or its Affiliates in connection with the transactions contemplated by the APA in the Surviving Corporation’s tax-qualified defined contribution plan, subject to such representations and covenants as the Surviving Corporation and the Carve-Out Buyer reasonably request, it being understood that this Section 6.09(e) shall not require the Parent, the Surviving Corporation or the Carve-Out Buyer to incur any material expense or actual or potential liability in connection with such transfer.

(f) For the avoidance of doubt, notwithstanding anything to the contrary herein, with respect to any employee of the Company or any of its Subsidiaries who is not a Company Covered Employee, this Section 6.09 shall not impose any restriction or obligation on Parent, the Surviving Corporation or any of their respective Subsidiaries.

(g) This Section 6.09 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 6.09, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.09.

Section 6.10. Notification of Certain Matters.

(a) Subject to applicable Law, the Company shall give prompt notice to Parent of (i) the occurrence or nonoccurrence of any change, effect, event, change in circumstance, occurrence or the discovery of any fact, that would reasonably be expected to cause any of the conditions to Closing set forth in Section 7.01 or Section 7.02 not to be satisfied, (ii) any notice or other communication received by the Company or any of its Subsidiaries from any third party alleging that the consent of such third party is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (iii) any notice or other communication received by the Company or any of its Subsidiaries from any customer, supplier, vendor, licensor, licensee or other business partner to the effect that such customer, supplier, vendor, licensor, licensee or other business partner is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of any of the Merger or the other transactions contemplated by this Agreement, (iv) any notice or other communication from any Governmental Authority received by the Company or any of its Subsidiaries in connection with the Merger or the other transactions contemplated by this Agreement (and a copy of any such notice or communication shall promptly be furnished to Parent) and (v) any suits, actions, proceedings or investigations commenced or threatened that relate to the consummation of this Agreement or the transactions contemplated hereby, including the Merger, of which the Company has knowledge.

(b) Subject to applicable Law, Parent shall give prompt notice to the Company of (i) the occurrence or nonoccurrence of any change, effect, event, change in circumstance, occurrence or the discovery of any fact, that would reasonably be expected to cause any of the conditions to Closing set forth in Section 7.01 or Section 7.03 not to be satisfied, (ii) any notice or other communication from any Governmental Authority received by Parent or any of its Subsidiaries in connection with the Merger or the other transactions contemplated by this Agreement (and a copy of any such notice or communication shall promptly be furnished to the Company) and (iii) any suits, actions, proceedings or investigations commenced or threatened that relate to the consummation of this Agreement or the transactions contemplated hereby, including the Merger, of which Parent or Merger Sub has knowledge.

(c) The delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder.

Section 6.11. State Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any anti-takeover or similar Law. If any “fair price”, “moratorium”, “control share acquisition”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover Law (including Section 203 of the DGCL) may become, or may purport to be, applicable to the Merger or any other transactions contemplated by this Agreement or the APA, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Law on the transactions contemplated hereby or thereby.

Section 6.12. Financing.

(a) Parent shall, at the Company’s request, keep the Company reasonably informed as to the status of the Parent Financing or any alternative financing contemplated by Parent to be obtained in connection with the Merger and the other transactions contemplated by this Agreement.

(b) To assist Parent in the arrangement of the Parent Financing, prior to the Closing, the Company shall use its reasonable best efforts to provide, to the extent within its control, to Parent and Merger Sub, at Parent’s sole expense, customary cooperation reasonably requested by Parent or Merger Sub that is necessary or advisable in connection with the arrangement and consummation of the Parent Financing, including using its reasonable best efforts to:

(i) participate in a reasonable number of meetings, due diligence sessions, drafting sessions and sessions between senior management and the sources of the Parent Financing;

(ii) provide reasonable and customary assistance with the preparation of documents customarily required in connection with bank debt, equity or equity-linked financings and, to the extent customary and required pursuant to such financing, provide documentation and other information for a financing of this type, in each case, to the extent reasonably available, relating to the Company or any of its Subsidiaries (but subject to Section 6.12(c) and Section 6.12(d)), including any documentation or other information reasonably required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; and

(iii) using reasonable best efforts to assist Parent in obtaining surveys, legal opinions from local outside counsel (and not internal counsel or New York or Delaware counsel) and title insurance as reasonably requested by Parent or Merger Sub for the Parent Financing.

(c) Notwithstanding anything to the contrary contained in Section 6.12(a) or Section 6.12(b), (i) nothing in this Section 6.12 shall require any cooperation or other action to the extent it would materially interfere with the business or operations of the Company or any of its Subsidiaries, (ii) nothing in this Section 6.12 shall require the Company or any of its Subsidiaries to commit to take any action that is not contingent upon the Closing (including the entry into any agreement or instrument) or that would be effective at or prior to the Effective Time, (iii) the Company Board and the board of directors (or other governing body) of any of the Company’s Subsidiaries shall not be required to approve any financing or agreements related thereto (or any alternative financing) at or prior to the Effective Time or (iv) neither the Company nor any of its Subsidiaries shall be required to execute prior to the Closing any definitive financing documents or other agreements and documents in connection with any financing.

(d) Notwithstanding anything to the contrary contained in Section 6.12(a) or Section 6.12(b), neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for minimal reasonable out-of-pocket costs that are reimbursed by Parent as provided below in this Section 6.12(d)) or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Parent Financing or any action taken in accordance with Section 6.12(a) or Section 6.12(b) prior to the Effective Time. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Parent Financing (including any action taken in accordance with Section 6.12(a) or Section 6.12(b)) and any information utilized in connection therewith (other than historical information provided by the Company or its Subsidiaries). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with this Section 6.12. Except for the representations and warranties of the Company set forth in Article III, the Company shall not have any liability to Parent in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 6.12. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.02(b), as it applies to the Company’s obligations under this Section 6.12, shall be deemed satisfied unless the Company has materially breached its obligations under this Section 6.12 and such breach has materially contributed to the Parent Financing not being obtained.

Section 6.13. Termination of Certain Indebtedness. At least six (6) business days prior to the Closing Date, the Company shall deliver to Parent executed prepayment notices (to the extent the agreements underlying such Indebtedness require such notice) and at least five (5) business days prior to the Closing Date, the Company shall deliver to Parent (a) customary payoff letters to be executed by third-party lenders or an agent, if applicable, on their behalf, with respect to (i) all Indebtedness of the Company and its Subsidiaries under the Company Credit Agreement (including, for the avoidance of doubt, all obligations under and in respect of any swap, hedging or similar agreement entered into by the Company in connection with such Indebtedness) and (ii) any other Indebtedness for borrowed money specified by Parent to the Company no later than twelve (12) business days prior to the Closing Date. Such payoff letters shall (x) provide for the cash collateralization of any letters of credit issued for the Company or any of its Subsidiaries (including any letters of credit issued under the Company Credit Agreement), to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank, (y) correctly specify the amounts, including any applicable premiums, fees and expenses, necessary to repay such Indebtedness and completely discharge the obligations of the Company and its Subsidiaries with respect to such Indebtedness and (z) release and terminate any Encumbrances on the assets and properties of the Company and its Subsidiaries relating to such Indebtedness and any guarantees thereof. At the Closing, the Company shall discharge such Indebtedness and, if applicable, provide for the cash collateralization of any letters of credit in accordance with instructions provided in such payoff letters and, unless otherwise requested by Parent and permitted by the terms governing such Indebtedness, permanently terminate the facilities providing for such Indebtedness and all related agreements (except to the extent necessary to survive with respect to cash collateralized letters of credit, if any, and certain customary obligations that survive the termination thereof).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver by such party at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) HSR Approval. HSR Approval shall have been obtained.

(c) Regulatory Approvals. All other actions, nonactions, waivers, clearances, consents and approvals of (and filings and registrations with) any Governmental Authority identified in Section 7.01(c) of the Company Disclosure Schedule shall have been obtained or made or have occurred, as applicable.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or legal prohibition (collectively, “Restraints”) shall be in effect prohibiting or otherwise making illegal the consummation of the Merger.

(e) APA Closing. The APA Closing shall have occurred and the Company and its Subsidiaries shall have received the Carve-Out Consideration.

Section 7.02. Conditions to Obligations of Parent and Merger Sub. The respective obligation of each of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by such party at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company:

(i) set forth in Section 3.02 (other than Section 3.02(b)) (Capitalization) and Section 3.07(a) (No MAE), shall be true and correct in all respects (other than, in the case of the representations and warranties in Section 3.02 (other than Section 3.02(b)) any such failure to be so true and correct that is de minimis in nature) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time);

(ii) set forth in the first sentence of Section 3.01 (Corporate Organization), Section 3.02(b) (Capitalization), Section 3.03 (Company Subsidiaries), Section 3.04(a) (Authority; No Violation), Section 3.21 (State Takeover Statutes), Section 3.23 (Opinion of Financial Advisor) and Section 3.24 (Broker’s Fees) shall be true and correct in all material respects (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time); and

(iii) set forth in this Agreement, other than those representations and warranties specifically identified in clauses (i) and (ii) of this Section 7.02(a), shall be true and correct in all respects (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time), except where the failure of such representations and warranties to be true and correct in all respects (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. Parent shall have received from the Company a certificate signed on behalf of the Company by a duly authorized executive of the Company, certifying that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

Section 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or similar qualifier set forth therein) has not and would not reasonably be expected to, either individually or in the aggregate, prevent or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received from Parent a certificate signed on behalf of Parent by a duly authorized executive officer of Parent, certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

Section 7.04. Frustration of Closing Conditions. None of Parent, Merger Sub nor the Company may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if, and to the extent, such failure was caused by such party’s intentional and material breach of its obligations under this Agreement, in the case of the Company, the APA or, in the case of Parent, the Debt Commitment Letter.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01. Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, except to the extent otherwise set forth below, whether before or after receipt of the Stockholder Approval, with any termination by Parent also being an effective termination by Merger Sub:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or prior to November 23, 2015 (the “Termination Date”); provided, however, that (A) the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of any representation, warranty, covenant or agreement of such party in this Agreement caused the failure of the Merger to be consummated on or prior to such date, (B) if on November 23, 2015, the conditions to Closing set forth in Sections 7.01(b), 7.01(c) or 7.01(d) (in the case of Section 7.01(d), as a result of any Restraint or any pending or threatened suit, action or proceeding by any Governmental Authority or private party, in each case arising under any Antitrust Law) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing or on the Closing Date, shall be capable of being satisfied on such date), then the Termination Date may be extended by either Parent or the Company to February 23, 2016, and (C) in the event the Company and the Carve-Out Buyer are involved in any legal proceeding with respect to the APA in which either the Company or the Carve-Out Buyer is seeking injunctive or other equitable relief, including specific performance, from the other party, then the Termination Date shall be automatically extended to such date that is the earlier of (1) five business days after there has been a final, non-appealable determination with respect to such legal proceeding or such legal proceeding is otherwise finally and conclusively resolved and (2) May 23, 2016;

(ii) if any Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement of such party in this Agreement caused such Restraint to be in effect or caused the failure of such Restraint to be removed; or

(iii) if the Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor (as it may be adjourned or postponed);

(c) by Parent, if there is any breach or inaccuracy of any of the representations or warranties set forth in Article III or if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.02 and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Sections 7.01 or 7.02), by the Company within 30 days following receipt of written notice from Parent of such breach, inaccuracy or failure to perform;

(d) by the Company, if there is any breach or inaccuracy of any of the representations or warranties set forth in Article IV or if Parent or Merger Sub shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.03 and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Sections 7.01 or 7.03) by Parent within 30 days following receipt of written notice from the Company of such breach, inaccuracy or failure to perform;

(e) by Parent or the Company, if the APA shall have been terminated for any reason;

(f) by Parent, at any time prior to the receipt of the Stockholder Approval, if:

(i) the Company Board shall have effected a Change of Recommendation;

(ii) (A) any Competing Proposal (or any material modification thereto) is first publicly disclosed by the Company or the Person making such Competing Proposal or any of their respective Representatives after the date the Proxy Statement is first mailed to the stockholders of the Company and (B) the Company Board shall have failed to (publicly, if so requested by Parent) reaffirm the Board Recommendation by the earlier of (1) ten business days following the date such Competing Proposal (or material modification) is first publicly disclosed and (2) three business days prior to the Stockholders Meeting; or

(iii) the Company shall have committed a material breach of its obligations under Section 5.03 or Section 6.01(c); or

(g) by the Company, in accordance with Section 5.03(f).

A party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.01 shall give written notice of such termination to the other party in accordance with Section 9.02, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.02. Termination Fee.

(a) In the event that:

(i) this Agreement is terminated (A) by Parent pursuant to Section 8.01(f) or (B) by Parent or the Company pursuant to Section 8.01(e) (but, in the case of termination pursuant to Section 8.01(e), only if the APA was terminated by the Carve-Out Buyer pursuant to Section 9.01(f) of the APA);

(ii) this Agreement is terminated (A) by the Company pursuant to Section 8.01(g) or (B) by Parent or the Company pursuant to Section 8.01(e) (but, in the case of termination pursuant to Section 8.01(e), only if the APA was terminated by the Company pursuant to Section 9.01(g) of the APA); or

(iii) (A) after the date hereof and prior to the termination of this Agreement, a Competing Proposal shall have been made public or communicated to the Company Board (or any person shall have publicly announced, communicated or made known to the Company an intention, whether or not conditional, to make a Competing Proposal), (B) this Agreement is terminated (1) by either Parent or the Company pursuant to Section 8.01(b)(i) (unless the Stockholder Approval shall have been obtained prior to any such termination pursuant to Section 8.01(b)(i)), Section 8.01(b)(iii) or Section 8.01(e) (but, in the case of termination pursuant to Section 8.01(e), only if the APA was terminated (x) by the Company or the Carve-Out Buyer pursuant to Section 9.01(b)(i) of the APA (unless the Stockholder Approval shall have been obtained prior to any such termination pursuant to Section 9.01(b)(i) of the APA) or Section 9.01(b)(iii) of the APA or (y) by the Carve-Out Buyer pursuant to Section 9.01(c) of the APA) or (2) by Parent pursuant to Section 8.01(c) and (C) within twelve months after the date of such termination, the Company shall have entered into a definitive agreement to consummate, shall have consummated, or the Company Board shall have recommended to the Company’s stockholders, any transaction of the type referred to in the definition of Competing Proposal (whether or not involving the Competing Proposal referred to in clause (A) above), then the Company shall pay to Parent the Termination Fee. If the Termination Fee becomes payable pursuant Section 8.02(a)(i), then the Company shall pay to Parent the Termination Fee as promptly as practicable (and, in any event, within two business days) following such termination. If the Termination Fee becomes payable pursuant Section 8.02(a)(ii), then the Company shall pay to Parent the Termination Fee concurrently with such termination. If the Termination Fee becomes payable pursuant to Section 8.02(a)(iii), then the Company shall pay to Parent the Termination Fee on the date of consummation of the applicable Competing Proposal. The “Termination Fee” shall mean a cash amount equal to $39 million.

(b) Notwithstanding anything to the contrary in this Agreement, payment of the Termination Fee shall constitute liquidated damages, and from and after such termination as described in Section 8.02(a), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination hereof other than as provided under Sections 8.02(a) and 8.02(c); provided that nothing herein shall relieve the Company from any liability for any intentional and material breach hereof prior to such termination (it being understood that, without limiting the foregoing, in the case of any intentional and material breach hereof, any prior payment of the Termination Fee pursuant to this Section 8.02 shall be taken into account when determining any remedies). Except in the case of any intentional and material breach of this Agreement, under no circumstances will Parent be entitled to monetary damages for any loss or other liability of any kind suffered as a result of any breach of any representation, warranty, covenant or agreement hereunder or the failure of the transactions contemplated hereby to be consummated in excess of the Termination Fee together with any amounts due pursuant to Section 8.02(c). In no event shall Parent be entitled to be paid the Termination Fee on more than one occasion.

(c) The Company acknowledges and agrees that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.02 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit and the collection of such overdue amount, together with interest on the amount of the judgment, from and including the date such payment was required to be made until but excluding the date of payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 2%.

Section 8.03. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of Section 6.05, Section 6.12(d), Section 8.02, this Section 8.03, Article IX, which provisions shall survive such termination; provided that nothing herein (including the payment of any amounts under Section 8.02) shall relieve any party from any liability for any intentional and material breach hereof prior to such termination. For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement (it being understood that the failure of any party to consummate the transactions contemplated by this Agreement when known to be or should be known to be required under the terms of this Agreement, as applicable, shall constitute an intentional and material breach), and the aggrieved party will be entitled to all rights and remedies available at Law or in equity, including in the case of a breach by Parent or Merger Sub, liability to the Company for damages, determined taking into account all relevant factors including the lost stockholder premium, if any, suffered by the Company’s stockholders, which shall be deemed damages to the Company, and any benefit to Parent or its stockholders arising from such breach, provided that, in the event that the Company pursues any proceeding against Parent or Merger Sub that alleges the failure of Parent or Merger Sub to consummate the transactions contemplated by this Agreement and seeks monetary damages in connection with such alleged failure, Parent may at any time from the commencement of any such proceeding until, if a court of competent jurisdiction enters a final judgment ordering Parent or Merger Sub to pay any such damages, the later of (a) the fifth business day after the entry of such final judgment and (b) if Parent shall have filed a notice appealing such final judgment within five business days after its issuance, the fifth business day after such final judgment shall have become final and nonappealable (such later date, the “Closing Notice Deadline”), notify the Company in writing that it will consummate the Closing within five business days following such notice, in which case the parties shall consummate the Closing on or prior to such fifth business day. The Company shall not be permitted or entitled to enforce any such judgment (i) until the later of (A) the day following the Closing Notice Deadline and (B) if Parent provides notice on or prior to the Closing Notice Deadline that it will consummate the Closing, the end of the fifth business day following such notice or (ii) if the Closing shall have occurred.

Section 8.04. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company or Parent without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 8.04, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications required under this Agreement shall be in writing and shall be (x) delivered by hand, (y) sent by facsimile (providing confirmation of transmission by the transmitting equipment) or (z) sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile or, if mailed, three business days after mailing (one business day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Asahi Kasei Corporation

1-105 Kanda Jinbocho, Chiyoda-ku

Tokyo 101-8101, Japan

Facsimile No.:+81-(0)3-3296-3163

Attention: General Manager, Legal Department

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Facsimile No.: 212-225-3999

Attention:  Christopher Austin, Esq.

                  Benet O’Reilly, Esq.

if to the Company, to:

Polypore International, Inc.

11430 N. Community House Rd., Ste. 350

Charlotte NC 28277

Facsimile No.: 704-587-8795

Attention: Christopher J. McKee, General Counsel

with a copy (which shall not constitute notice) to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 4114

Facsimile No.: 216-579-0212

Attention: James P. Dougherty, Esq.

Section 9.03. Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile or electronic transmission), all of which shall be considered one and the same agreement and each of which shall be deemed to be an original.

Section 9.04. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Exhibits hereto, the Company Disclosure Schedule, the Confidentiality Agreement and all the other documents delivered or to be delivered pursuant hereto (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) are not intended to confer upon any person other than the parties any rights, benefits or remedies, other than (i) the rights to indemnification and insurance pursuant to Section 6.04 (of which the persons entitled to indemnification are the intended beneficiaries), and (ii) after the Effective Time, the rights of the Company’s stockholders to receive the Merger Consideration and the holders of the Company Incentive Awards to receive the benefits of Article II.

Section 9.05. Governing Law. This Agreement and any dispute arising out of, relating to or in connection with this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.06. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign any of or all its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.07. Enforcement of the Agreement; Consent to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement, without proof of actual damages (and each party hereby agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to the Laws of any jurisdiction or inequitable, and waives any requirement for the securing or posting of any bond in connection with such remedy), in the chancery courts of the State of Delaware or in any federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of Parent, Merger Sub and the Company (a) consents to submit itself to the personal jurisdiction of any such court with respect to any dispute arising out of, relating to, or in connection with this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or the transactions contemplated by this Agreement in any court other than the chancery courts of the State of Delaware or in any federal court located in the State of Delaware. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Company, Parent and Merger Sub hereby agrees that in addition to any other legally permissible means of service, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Merger. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.08. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 9.09. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.10. Definitions.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “2006 Stock Option Plan” means the Company 2006 Stock Option Plan.

(b) “2007 Stock Incentive Plan” means the Company 2007 Stock Incentive Plan, as amended and restated effective May 12, 2011, and as further amended on November 30, 2011.

(c) “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; and for purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), means, with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise;

(d) “APA Closing” means the Closing (as defined in the APA);

(e) “APA Sellers” means the Sellers (as defined in the APA);

(f) “Assumed Liabilities” has the meaning ascribed to such term in the APA;

(g) “business day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City or Tokyo are authorized or required by applicable Law to close; provided that for the purpose of determining a date when any payment is due, Business Day shall exclude any day on which banks in Germany are authorized or required by applicable Law to close.

(h) “Carve-Out Business” means the Business (as defined in the APA);

(i) “Carve-Out Consideration” means all amounts required to be paid by the Carve-Out Buyer and its Affiliates in connection with the APA Closing in accordance with the APA;

(j) “Company Benefit Plan” means each material written or oral employee pension, profit sharing, bonus, deferred compensation, incentive compensation, stock purchase, stock bonus, restricted stock, stock option or other equity-based arrangement and any employment, termination, retention, change in control, severance, health, welfare, death benefit, retirement, savings or fringe employee benefit plans, agreements, policies, practices or arrangements, including any “employee benefit plans” as defined in Section 3(3) of ERISA, maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute with respect to its employees or former employees or with respect to which the Company or any of its Subsidiaries has any liability, other than any plan or arrangement required by applicable Law;

(k) “Company Covered Employee” means each applicable current and former employee of the Energy Storage Business whose terms and conditions of employment were not, and do not become, subject to a collective bargaining agreement;

(l) “Company Credit Agreement” means the Credit Agreement dated as of April 8, 2014, among the Company, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer;

(m) “Company Incentive Awards” means the Company Options and/or the Company Restricted Shares.

(n) “Contract” means any contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, undertaking, promise, lease, sublease, license or sublicense or joint venture;

(o) “Energy Storage Business” has the meaning ascribed to such term in the APA;

(p) “HSR Approval” means the expiration or early termination of all waiting periods applicable to the Merger required pursuant to the HSR Act;

(q) “Indebtedness” means, with respect to any person, (i) all obligations of such person for borrowed money or for the deferred purchase price of property or services (other than trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any obligations of such person evidenced by a note, bond, debenture or similar instrument, (iii) all obligations, contingent or otherwise, in respect of letters of credit, surety bonds, performance bonds or acceptances issued or created for the account of such person, (iv) obligations of such person in respect of interest rate protection agreements, interest rate futures, interest rate options, interest rate caps and any other similar arrangement designed to provide protection against fluctuations in interest or currency rates, (v) any obligations of such person under any lease of property, real or personal, which obligations are required to be classified as capital leases in accordance with GAAP and (vi) all indebtedness or obligations of the types referred to in the preceding clauses (i) through (v) to the extent (A) secured by any Encumbrance on any property owned by such person even though such person has not assumed or otherwise become liable for the payment thereof or (B) guaranteed, directly or indirectly, in any manner by such person;

(r) “Knowledge” means, with respect to the Company, the individuals set forth on Section 9.10(r) of the Company Disclosure Schedule;

(s) “Lease” means any instrument, license, agreement (in each case, together with all amendments, modifications, extensions and supplements thereto) granting to any person leasehold interests or other possessory rights and associated concession or operating rights with respect to any real property.

(t) “made available” to Parent and words of similar import means that, prior to the date hereof, the information or document (i) has been posted to the electronic data site maintained by the Company in connection with the transactions contemplated by this Agreement, (ii) has been included in any Company SEC Report or incorporated by reference into a Company SEC Report, or (iii) sent via email to Parent’s counsel at least two business days prior to the date of this Agreement;

(u) “Material Adverse Effect” means, any change, effect, event, circumstance, occurrence, state of facts or development that, either individually or in the aggregate, is materially adverse to the business, assets, condition (financial or otherwise) or results of operations of the Energy Storage Business, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent arising out of or resulting from (i) general economic or political conditions or the financial, banking, securities, currency, capital or credit markets in general, including changes in interest rates or exchange rates or the availability of financing, (ii) conditions generally affecting the industries or markets in which the Energy Storage Business operates, (iii) changes or proposed changes in GAAP, regulatory accounting principles or applicable Law or the interpretation thereof, (iv) any outbreak, escalation or worsening of hostilities or war (whether declared or not declared) or act of terrorism or sabotage, (v) earthquakes, hurricanes, tornadoes or other natural disasters, (vi) the execution and announcement of this Agreement and the consummation of the transactions contemplated hereby, including the impact that such execution, announcement and consummation have on the relationships, contractual or otherwise, of the Energy Storage Business with employees, labor unions, customers, suppliers or partners and any litigation arising in connection with the Merger, the Carve-Out Transaction or other transactions contemplated hereby (provided that the exception in this clause (vi) shall not apply to any representation or warranty set forth in Article III that addresses the consequences of the execution or announcement of this Agreement or the consummation of the transactions contemplated hereby), (vii) any change in the Company’s stock price or trading value, (viii) the failure of the Company to meet any projections of earnings, revenues or other financial measures (whether prepared by such party or any third party) or (ix) any change or proposed change in the debt ratings of the Company or any of its Subsidiaries; provided that (A) none of the foregoing clauses (i) through (v) shall exclude any changes, effects, events, circumstances, occurrences, states of facts or developments that materially disproportionately impact the Energy Storage Business relative to other participants in the industries or markets in which the Energy Storage Business operates and (B) no change, effect, event, circumstance, occurrence, state of facts or development underlying a change, proposed change or failure under any of the foregoing clauses (vii), (viii) or (ix) shall itself be excluded if it would otherwise constitute or contribute to a Material Adverse Effect;

(v) “Permitted Encumbrances” means (i) liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the Company in conformity with GAAP consistently applied, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business consistent with past practice, in each case securing amounts no more than 30 days past due; (iii) with respect to the Real Property: easements, licenses, covenants rights-of-way and other similar restrictions incurred in the ordinary course of business and appearing in the public record, none of which materially detract from the value of, or marketability of, the Real Property; (iv) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) Encumbrances that relate to zoning, entitlement and other land use and environmental Laws; (vii) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property; (viii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site; (viii) any Laws affecting any location where the Company or any Subsidiary of the Company conducts business; (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites; and (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided that no Permitted Encumbrance (x) shall materially interfere with the current use by the Company or any of its Subsidiaries of the assets, properties or rights affected thereby or (y) has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect;

(w) “person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Authority (or any department, agency, or political subdivision thereof);

(x) “Subsidiary” means, with respect to any entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities, are owned directly or indirectly by such entity; and

(y) “Transferred Assets” has the meaning ascribed to such term in the APA.

Section 9.11. Interpretation. Any capitalized terms used in any Exhibit or the Company Disclosure Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement. The headings contained in this Agreement, any Exhibit hereto, the Company Disclosure Schedule, the table of contents to this Agreement and the index of defined terms to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The words “hereof,” “hereto,” “herein,” “hereby,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Exhibit, Article and Section references are to the Exhibits, Articles and Sections of this Agreement unless otherwise specified. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The term “dollars” and character “$” means United States Dollars. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. Except as otherwise expressly set forth in this Agreement, references in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

POLYPORE INTERNATIONAL, INC.

By:	/s/ Robert B. Toth
	Name:	Robert B. Toth
	Title:	President, Chief Executive Officer and Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

ASAHI KASEI CORPORATION

By:	/s/ Toshio Asano
	Name:	Toshio Asano
	Title:	President & Representative Director

ESM HOLDINGS CORPORATION

By:	/s/ Akira Fukuda
	Name:	Akira Fukuda
	Title:	President

[Signature Page to Agreement and Plan of Merger]